# 2004 annual report





Hauppauge!®

Our MediaMVP product, while an important part of Hauppauge's concept of driving the PC to become the hub of the home entertainment center, has failed to achieve wide distribution and volume sales. While the customers who are using MediaMVP appreciate its capabilities in distributing media around the home, the use of digital media adapters, the product category which has grown around products similar to MediaMVP, has not yet achieved critical mass in the personal computer market. The Company believes that in order for digital media adapters to hit critical mass, there needs to be more consumer education to explain how to install and use digital media adapters. Though the MediaMVP has not yet lived up to our expectations, Hauppauge remains committed to this market and in our development pipeline we have two new members slated for introduction in fiscal 2005.

### Products Introduced During Fiscal 2004

- We introduced a technology called **IR Blaster**, which is a way for our WinTV products to control satellite or cable TV set top boxes via the Hauppauge remote control. This technology is currently deployed on our WinTV-GO-plus and the WinTV-PVR-150;
- The **WinTV-PVR-150** board, a low cost version of the WinTV-PVR-250 which the company introduced in 2003. It is also available as an OEM product designed for use with Windows XP Media Center Edition;
- The **WinTV-PVR-500**, the first dual tuner TV receiver for Windows XP Media Center Edition;
- The **WinTV-USB2**, a lost cost external TV receiver for both laptop computers and desktop PCs, primarily for our retail market; and
- The low profile **WinTV-PVR-150 l.p.** for OEM PC systems where a small form factor PCI TV receiver board is needed.

### Results for the 2004 Fiscal Year

Due to the growth in the PC OEM business, the Company was able to achieve sales growth of 28% year-over-year, resulting in total revenues of approximately $65 million. Operating income for the year was close to $2 million compared to an operating loss of approximately $557,000 in the previous fiscal year.

The U.S. and OEM markets were the key contributors to the sales growth in fiscal 2004, while Europe was in a slump most of the second half of the fiscal year due primarily to weakness in the German market. Starting mid-fiscal 2004, we took steps to develop lower cost products for the German market. The first result of this cost reduction program was the WinTV-NOVA-T, which lowered our product costs by around 25% and has increased our sales in the low end digital TV receiver market in Germany.

The OEM market offers significant challenges in that while it generates good sales volume, the profitability is low. One of the key indicators of the health of Hauppauge is the gross profit margin from sales of our products. To remain competitive in the market, it is important that we continually drive down our manufacturing costs. This is especially important as we increase our OEM sales to personal computer manufacturers. In 2004, our gross profit margins were 26.5% versus 24.0% for the previous year. Though we saw gross margins increase in fiscal 2004, we expect that as the OEM business grows in relation to our PC retail business, our average gross margins will decline.

I am happy to report that our new research and development operation in Taiwan, established March of 2004, is already contributing products for our U.S. and European markets. In addition, Hauppauge Taiwan is leading the development of products for the Asian market. There are new and unique television standards in Asia, and in order for the Company to develop products for the Asian market, we benefit from our developers being intimately involved in the areas where these new standards are being deployed.

On behalf of all of us at Hauppauge Digital, I'd like to thank our shareholders for their continued support. I'd also like to thank our employees, especially those in our production team, for achieving increased unit shipments with modest overhead increases.

Yours sincerely,

Kenneth Plotkin
Chairman and Chief Executive Officer

Dear Shareholder,

Hauppauge Digital made progress in the 2004 fiscal year as we continued to expand the markets for our WinTV products internationally. Though there were some difficult spots, especially in the European market, overall the Company's sales increased by 28%. The company took steps to improve our distribution in the Asian market by opening new sales offices in Taiwan and China, plus expanded our presence in certain parts of Europe. We also opened a research and development lab in Taiwan to bolster our R&D efforts.

## An overview of our sales channels

We break our marketing and sales efforts into two main areas: the PC retail market and the PC OEM market. Each market has it's own unique characteristics, and to understand the Company's growth potential and challenges, it is important to understand each market.

The PC OEM business is where we sell our WinTV products to personal computer manufacturers, who install them in their PCs before they are shipped to the end consumer. To be successful in the PC OEM market, we believe the Company needs to be the lowest cost provider of a particular TV receiver product, coupled with the best quality and world class production and logistic capabilities. The good news is that Hauppauge currently has an excellent set of OEM customers who we have been able to satisfy in terms of price, quality and production capabilities. The downside to the OEM business is that it provides relatively low profit margins and each supply contract lasts only three to six months. In addition, once we sell our products to an OEM, the Hauppauge name is invisible to the consumer who buys the PC.


WinTV-PVR USB2
WinTV GO
WinTV
inTV USB
TV-PVR 250

The PC retail market has the characteristic of requiring a large amount of marketing funds to make a product visible to consumers. Though the profit margins are generally higher in the PC retail market than the OEM market, the costs for marketing and support are significantly higher. The PC retail market is where brand recognition is more important than the lowest price. There is intense competition for shelf space in this market, and consumers often buy products based on word of mouth and reviews in magazines.

## An update on our product lines

In fiscal 2004, our WinTV-PVR and WinTV-NOVA MCE products, designed for use with Microsoft's Windows XP Media Center Edition, saw expansion in both the number of models and in the number of PC OEM customers. While our overall sales grew by 28% in fiscal 2004 compared with fiscal 2003, OEM sales of the WinTV-PVR and WinTV-NOVA MCE products doubled. OEM sales increased both in the U.S. and in Europe, with the VAR/System integrator market also providing an increase in sales compared with fiscal 2003. We had more OEM customers in fiscal 2004 than we did in the previous year, plus we had a wider geographic distribution of those customers. In addition, late in our forth fiscal quarter of 2004, Microsoft released a new version of Media Center Edition which supported our WinTV-NOVA-T+, a digital TV receiver for use in Europe and Australia.

In the PC retail market, the Company had sales increases in our higher value products. As I discussed in our 2003 Annual Report to Shareholders, retail consumers have been migrating from our low-priced analog TV receivers to our more fully-featured WinTV-PVRs, which can record TV shows to a PC's hard disk and display the show in a window on the PC screen. This shift has enabled the WinTV-PVRs, which were initially introduced in 1999, to achieve a larger percentage of the Company's overall sales at the retail. We introduced new models of WinTV-PVRs in fiscal 2004, including the low cost WinTV-PVR-150 and the industry's first dual tuner personal video recorder board, the WinTV-PVR-500. The WinTV-PVR-150 is currently our best selling TV recorder board for the PC retail market.

As we finished fiscal 2004, we were in the midst of developing a new product line for both the PC OEM and PC retail markets, which we believe will be the flagship product for our international digital TV market starting in fiscal 2005. The first members of this product line, called "hybrid video recorders" or WinTV-HVR's, were shown at the 2005 CeBIT show in Hannover, Germany. Because our WinTV-HVR products receive both analog and digital TV transmissions, they can be sold universally throughout Europe, an advantage to both consumers and retailers alike.

## selected financial data

| Years ended September 30, | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| | | (in thousands except for per share amounts) | | | |
| Net sales | $ 65,339 | $ 50,956 | $ 42,797 | $ 50,910 | $ 66,292 |
| Income (loss) from operations | $ 1,966 | $ (557) | $ 475 | $ (3,853) | $ (2,030) |
| Net income (loss) | $ 1,825 | $ (814) | $ 348 | $ (2,282) | $ (999) |
| Net income (loss) per share-diluted | $ 0.19 | $ (0.09) | $ 0.04 | $ (0.26) | $ (0.11) |
| Shares outstanding-diluted | 9,668 | 8,867 | 9,002 | 8,910 | 8,837 |
| Balance Sheet Data (at period end): | | | | | |
| Working capital | $ 13,760 | $ 10,860 | $ 11,266 | $ 10,258 | $ 11,767 |
| Total assets | $ 32,071 | $ 21,650 | $ 19,846 | $ 18,784 | $ 26,316 |
| Stockholders' equity | $ 14,327 | $ 11,468 | $ 11,967 | $ 11,686 | $ 13,654 |

## financial highlights

**Net Sales**
(in millions)



66.3
50.9
42.8
51.0
65.3
00
01
02
03
04


**Net income (loss)**
(in millions)



1.8
0.3
(1.0)
(2.3)
(0.8)
00
01
02
03
04


**Net income (loss)**
(per share)



0.19
0.04
(0.11)
(0.26)
(0.09)
00
01
02
03
04

## Results of operations September 30, 2004 and 2003

Twelve months ended September 30, 2004 compared to September 30 2003

Results of operations for the twelve months ended September 30, 2004 compared to September 30, 2003 are as follows:

| | 12 Months Ended 9/30/04 | 12 Months Ended 9/30/03 | Variance $ | Percentage of sales 2004 | Percentage of sales 2003 | Variance |
|---|---|---|---|---|---|---|
| Net sales | $ 65,339,583 | $ 50,956,034 | $ 14,383,549 | 100.0% | 100.0% | - |
| Cost of sales | 48,045,365 | 38,715,103 | 9,330,262 | 73.53% | 75.98% | -2.45% |
| Gross profit | 17,294,218 | 12,240,931 | 5,053,287 | 26.47% | 24.02% | 2.45% |
| Gross profit % | 26.47% | 24.02% | 2.45% | | | |
| Costs: | | | | | | |
| Sales & marketing | 8,383,807 | 7,145,730 | 1,238,077 | 12.83% | 14.02% | -1.19% |
| Technical support | 463,412 | 420,566 | 42,846 | 0.71% | 0.83% | -0.12% |
| Legal expenses related to litigation & arbitration proceedings | 354,050 | 78,052 | 275,998 | 0.54% | 0.15% | 0.39% |
| General & Administrative | 3,472,586 | 3,251,763 | 220,823 | 5.32% | 6.38% | -1.06% |
| Total Selling, General and Administrative costs | 12,673,855 | 10,896,111 | 1,777,744 | 19.40% | 21.38% | -1.98% |
| Research & Development | 2,020,824 | 1,901,843 | 118,981 | 3.09% | 3.73% | -0.64% |
| Total Costs | 14,694,679 | 12,797,954 | 1,896,725 | 22.49% | 25.11% | -2.62% |
| Net operating income before arbitration & litigation | 2,599,539 | (557,023) | 3,156,562 | 3.98% | -1.09% | 5.07% |
| Arbitration & litigation items: | | | | | | |
| Arbitration proceeding | 206,250 | - | 206,250 | 0.32% | 0.00% | 0.32% |
| Litigation proceeding | 427,000 | - | 427,000 | 0.65% | 0.00% | 0.65% |
| Net operating income | 1,966,289 | (557,023) | 2,523,312 | 3.01% | -1.09% | 4.10% |
| Other income | | | | | | |
| Interest income | 6,054 | 15,858 | (9,804) | 0.01% | 0.03% | -0.02% |
| Foreign currency | 2,302 | 34,023 | (31,721) | 0.00% | 0.07% | -0.07% |
| Total other income | 8,356 | 49,881 | (41,525) | 0.01% | 0.10% | -0.09% |
| Income before taxes on income | 1,974,645 | (507,142) | 2,481,787 | 3.02% | -0.99% | 4.01% |
| Taxes on income | 149,497 | 306,890 | (157,393) | 0.23% | 0.60% | -0.37% |
| Net income | $ 1,825,148 | $ (814,032) | $ 2,639,180 | 2.79% | -1.59% | 4.38% |

Net sales for the twelve months ended September 30, 2004 increased $14,383,549 compared to the twelve months ended September 30, 2003 as shown on the table below.

| Location: | 12 Months Ended 9/30/04 | 12 Months Ended 9/30/03 | Increase (Decrease) Dollar Variance | Increase (Decrease) Variance % | Percentage of sales by Geographic region 2004 | 2003 |
|---|---|---|---|---|---|---|
| Domestic | $ 22,219,561 | $ 16,163,782 | $ 6,055,779 | 37% | 34% | 32% |
| Europe | 42,249,996 | 34,082,082 | 8,167,914 | 24% | 65% | 67% |
| Asia | 870,026 | 710,170 | 159,856 | 23% | 1% | 1% |
| Total | $ 65,339,583 | $ 50,956,034 | $ 14,383,549 | 28% | 100% | 100% |

The primary factors contributing the sales increase were:

- Increase sales of retail WinTV-PVR-150/250/350 products

- Increased WinTV-PVR-USB2 sales due to introduction of lower cost model
- Increased sales of OEM WinTV-PVR-150/250 for use with Media Center Edition
- Higher sales of WinTV-USB products for laptop computers
- Introduction in fiscal 2004 of MediaMVP product
- Increased digital TV product sales in Europe
- Increase in our average Euro to USD contract rate of about 18.1% (1.1907 versus 1.0081) for the twelve months ended September 30, 2004 over the same period of last year , which yielded higher converted Euro to USD sales

The increases were offset by:

- Decrease in low end analog WinTV sales
- Decrease in sales of Digital Entertainment Center (DEC) products
- Lower domestic digital and video editing sales
- $90,000 reduction in sales for price protection due to anticipated price reductions on older products
- Increase in sales return reserve of $320,000 to reflect increased prior six month sales level and residual product returns on in-warranty products

Net sales to domestic customers were 34% of net sales for the twelve months ended September 30, 2004 compared to 32% for the twelve months ended September 30, 2003. Net sales to European customers were 65% of net sales for the twelve months ending September 30, 2004 and 67% for the twelve months ended September 30 2003. Net Sales to Asian customers were 1% for the periods ending September 30, 2004 and September 30, 2003.


Percent of sales by quarter-fiscal 2004-2002
32.00%
31.00%
30.00%
29.00%
28.00%
27.00%
26.00%
25.00%
24.00%
23.00%
22.00%
21.00%
20.00%
19.00%
First Quarter-02
Second Quarter-02
Third Quarter-02
Fourth Quarter-02
First Quarter-03
Second Quarter-03
Third Quarter-03
Fourth Quarter-03
First Quarter-04
Second Quarter-04
Third Quarter-04
Fourth Quarter-04
Percent of sales by quarter

## Seasonal nature of sales

As the chart above indicates, there is a seasonal pattern to our quarterly sales. Listed below are the primary causes of our seasonal sales:

- Our product is sold through retail outlets or to OEM's who include our product as a component of their personal computer systems. Spurred on by the holiday spending, our sales during our first fiscal quarter, which encompasses the holiday season, have historically been the highest of our fiscal year.
- Our fiscal second quarter is historically our second best sales quarter. Post holiday sales, mid year school sales, disposal income generated from year end bonuses, gift certificates, holiday cash gifts and mid year school purchases fuel the sales of our second quarter.
- We sell over 60% of our sales into the European market. During our fiscal third quarter we begin to experience a slowdown due to the summer holiday period in Europe. We also see decreased spending in the U.S during the summer months. This has historically caused sales for our fiscal third quarter for be the lowest for the year.
- During the latter part of August and into September, which is the last half of our fiscal fourth quarter, sales activity begins to increase. The increase is fueled by computer spending for school needs, the replenishment of stock in the European market and the start of the product ramp up for the holiday season. This post summer sales activity has resulted in our fourth quarter being the third best sales quarter of our fiscal year.

Although our strategy has been to diversify our sales to minimize the seasonal nature of our business, we anticipate similar seasonal trends for the near term future.

## Gross Profit

Gross profit increased $5,053,287 for the twelve months ended September 30, 2004 compared to the twelve months ended September 30, 2003.

The increases and (decreases) in the gross profit are detailed below:

| | Increase (Decrease) |
|---|---|
| Due to increased sales | $ 4,654,110 |
| Increase in gross margins on non OEM sales | 2,495,494 |
| Effect on gross margins due lower margin OEM sales | (740,717) |
| Price protection | (90,000) |
| Due to increases in labor related and other costs | (1,265,600) |
| Total increase in gross profit | $ 5,053,287 |

Gross profit percentage for the twelve months ended September 30, 2004 was 26.47% compared to 24.02% for the twelve months ended September 30, 2003, an increase of 2.45%.

The increases and (decreases) in the gross profit percent are detailed below:

| | Increase (Decrease) |
|---|---|
| Increase in gross margin on non OEM products | 3.97% |
| Effect on gross margin due to lower margin OEM sales | (1.18%) |
| Price protection | (0.10%) |
| Due to increases in labor related and other costs | (0.24%) |
| Net increase in gross profit | 2.45% |

The increase in the gross profit margin on non-OEM products of 3.97% was primarily due to:

- Manufacturing cost reductions attained during fiscal 2003 and the first half of fiscal 2004
- Increase in our average Euro to USD contract rates, used to convert Euro sales to U.S. dollar sales of about 15.2.% for the three months ended September 30, 2004 (1.2144 versus 1.0543) and 18.1% (1.1907 versus 1.0081) for the twelve months ended September 30, 2004 over the same periods of last year. Since about 75% of our European inventory is purchased in U.S. dollars, while most of the European sales are invoiced in Euros or British Pound Sterling, the Company benefits from the higher converted Euro to U.S. dollar sales, which are sold against either stable or declining U.S. dollar unit inventory cost

The decrease in the gross profit percentage of 1.18% attributable to the mix of OEM sales for the twelve months ended September 30 2004 was due to the following :

- Increase in OEM sales. The higher mix of lower margin OEM sales for fiscal 2004 compared to fiscal 2003 resulted in a decrease in gross profit percent of 1.18% compared to the prior year.
- The decrease in the gross profit percent of 0.24% attributable to labor related and other costs for the twelve months ended September 30, 2004 was due to the percentage increase in labor related and other costs for the twelve months ended September 30, 2004 over the twelve months ended September 30, 2003 of 32% exceeding the 28% increase in sales.

**Results of operations**
September 30, 2004 and 2003

continued


Gross profit percent
30.00%
29.00%
28.00%
27.00%
26.00%
25.00%
24.00%
23.00%
22.00%
21.00%
20.00%
1Q-02
2Q-02
3Q-02
4Q-02
Total year
1Q-03
2Q-03
3Q-03
4Q-03
Total year
1Q-04
2Q-04
3Q-04
4Q-04
Total year
Gross profit %

## Volatility of Gross Profit percent:

The chart above details the quarterly fluctuations in gross profit percent. Over the last twelve quarters, the gross profit percent has ranged from a low of 22.52% to a high of 29.34%.

Factors affecting the volatility of our gross profit percent are:

- Mix of product. Gross profit percents vary within our retail family of products as well as for OEM products. Varying sales mix of these different products affect the monthly gross profit percentage.
- Fluctuating quarterly sales caused by seasonal trends. Embedded as a component of cost of sales are certain fixed costs, mainly for production and warehouse labor and the overhead cost of our Ireland distribution facility. Due to this, when unit and dollar sales decline due to seasonal market trends, these fixed costs get spread over lower units, thus increasing product unit costs causing these fixed costs to grow as a percentage of sales.
- Competitive pressures. Our market is constantly changing with new competitors joining our established competitors. These competitive pressures from time to time result in declining prices, which can reduce gross profit.
- Supply of component parts. In times when supply of component parts are in short supply, we have to manage price increases. Consequently, when product supply is high, we are usually able to secure price decreases.
- Sales volume. As unit sales volume increases, we have more leverage in negotiating volume price decreases with our component suppliers and our contract manufacturers.
- Cost reductions. We evaluate the pricing we receive from our suppliers and our contract manufacturers and we are constantly looking to achieve component part and contract manufacturer cost reductions.

Managing product mix, moderating seasonal trends and achieving cost reductions are a Company priority and critical to our competitive position in the market. Although our goal is to optimize gross profit and minimize gross profit fluctuations, we anticipate the continuance of gross profit percent fluctuations.

The chart below illustrates the components of Selling, General and Administrative costs, inclusive of legal expenses related to litigation and arbitration proceedings:

| | 12 Months Ended 9/30/03 | 12 Months Ended 9/30/02 | Increase (Decrease) | Percentage of sales 2004 | Percentage of sales 2003 | Increase (Decrease) |
|---|---|---|---|---|---|---|
| Sales and Marketing | $ 8,383,807 | $ 7,145,730 | $ 1,238,077 | 12.83% | 14.02% | -1.19% |
| Technical Support | 463,412 | 420,566 | 42,846 | 0.71% | 0.83% | -0.12% |
| Legal expenses related to litigation & arbitration proceedings | 354,050 | 78,052 | 275,998 | 0.54% | 0.15% | 0.39% |
| General and Administrative | 3,472,586 | 3,251,763 | 220,823 | 5.32% | 6.38% | -1.06% |
| Total | $ 12,673,855 | $ 10,896,111 | $ 1,777,744 | 19.40% | 21.38% | -1.98% |

Selling, General and Administrative expenses increased $1,777,744 from the prior year. As a percentage of sales, Selling, General and Administrative expenses decreased by 1.98% when compared to the twelve months ended September 30, 2003.

**Results of operations** continued
September 30, 2004 and 2003

The increase in Sales and Marketing expense of $1,238,077, which accounted for approximately 69% of the total increase in Selling, General and Administrative expenses, was mainly due to:

- Increases caused by the strengthening of the Euro to the U.S dollar of $555,668, which accounted for about 45% of the total increase. The average Euro to USD conversion rate was $1.2176 for the twelve months ended September 30, 2004 compared to $1.0841 for the twelve months ended September 30, 2003
- Increases in sales related variable costs for co-op adverting and commission costs of $595,553, which accounted for about 33% of the total increase
- Increased European promotional programs of $98,870
- Increased public relation costs for product launches of $51,970
- Higher European sales costs of $ 116,731 due to addition of sales personnel and support costs
- Lower sales office expenses of $180,355 due to personnel shift and stricter budget controls

The increase in General and Administrative expenses, inclusive of legal expenses related to litigation and arbitration proceedings, of $496,821 was primarily due to:

- Higher legal and legal related costs of $375,680 due to litigation and arbitration cases
- Increased Directors fees of $104,638
- European accounting service fees $40,756
- Bonus accrual and other expenses $80,395


Selling, General and Adminstrative percent of sales
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
1Q-02
2Q-02
3Q-02
4Q-02
Total year
1Q-03
2Q-03
3Q-03
4Q-03
Total year
1Q-04
2Q-04
3Q-04
4Q-04
Total year
Sales & Marketing
Technical Support
General & Adminstrative
Total SG& A

## Selling general and administrative expenses changes as a percent of sales

The chart above details the quarterly fluctuations for sales and marketing, technical support, general and administrative and total selling, general and administrative expenses. Due to the large preponderance of fixed costs coupled with the seasonal nature of our business, over the last twelve quarters the pattern of selling general and administrative as a percent of sales has been:

- As a result of our first quarter yielding the highest quarterly sales for the fiscal year, selling, general and administrative expenses as a percent of sales has been lowest during our first quarter.
- The second quarter, which usually yields quarterly sales that are the second highest for the year, results in selling, general and administrative sales being the second lowest for the year
- Selling, general and administrative expenses for the third and fourth quarters are the highest as a percent of sales, reflecting the seasonal trend which yields the lowest quarterly sales of the fiscal year.
- Total year selling, general and administrative expenses as a percent of sales declined to its lowest level in three years for fiscal 2004, the result of increased sales over the prior two fiscal years.

We expect a similar fixed versus variable cost structure for the near future. Due to this, we expect selling, general and administrative expenses as a percentage of sales to reflect a trend that is similar to the historical trends we have experienced over the prior three fiscal years.

## Research and development expenses

Research and Development expenses increased $118,981. The increase was mainly due to:

- Increased compensation costs attributable to the creation of a Taiwan based Engineering department and to U.S and European staff additions
- Travel costs due to interaction between Taiwan and U.S. staff

## Arbitration Proceeding

We were involved in arbitration proceedings before the American Arbitration Association, which had been brought against the Company by the estate of the late Mr. Kenneth Aupperle, one of the Company's founders and former President ("Estate"). The Estate was claiming property rights and interest in the Company, certain amounts due and owing to the Estate based on various corporate agreements with Mr. Aupperle and certain insurance policies, which amounts were claimed to be not less than $2,500,000. On April 19, 2004, the arbitration panel awarded the Estate a total of $206,250. No other fees or expenses were awarded. The Company accrued a charge of $206,250 in the second quarter of fiscal year 2004 to cover the award. The award was paid in May 2004.

## Litigation Proceeding

In March 2002, Polywell International, Inc. ("Polywell"), a supplier of cables to the Company, commenced an action seeking $339,520 in damages plus exemplary damages, attorney's fees, costs and interest with relation to certain unpaid invoices. The Company paid these invoices to the sales representative, who subsequently failed to forward the payments to Polywell. The Company had dealt with this sales representative over a number of years, who also represented himself as Polywell's payment and collection agent.

The case went to trial and was heard before a jury in the United States District Court in the Northern District of Texas, Dallas Division. Since the Company had dealt with the said sales representative for several years with respect to all purchasing and payment issues, the Company believed that paying the invoices to this sales representative was tantamount to paying Polywell. The jury however ruled in favor of Polywell and the court granted Polywell a judgment against the Company, awarding an amount of $339,520 to Polywell. In addition, the Company is obligated to pay Polywell's attorney's fees and interest.
The Company accrued a charge of $500,000 during the second fiscal quarter of fiscal 2004 to cover the award. Subsequent negotiation reduced the award to $427,000, and the Company paid the award in June 2004. The reduction in the final award has been reflected in our third quarter results.

## Other income

Net other income for the twelve months ended September 30, 2004 was $8,356 compared to net other income of $49,881 for the twelve months ended September 30, 2003 as detailed below:

| | 12 Months Ended 9/30/04 | 12 Months Ended 9/30/03 |
|---|---|---|
| Interest income | $ 6,054 | $ 15,858 |
| Foreign currency transaction gains (losses) | 2,302 | 34,023 |
| Total other income (expense) | $ 8,356 | $ 49,881 |

## Re-measurement of accounts denominated in currencies other than the Euro

We follow the rules prescribed in paragraph 16 of SFAS 52 "Foreign Currency Translation", which states that accounts denominated in a currency other than an entities functional currency, excluding inter-company accounts which are long term in nature, need to be re-measured into the entities functional currency, and any gain or loss from this re-measurement are included in the determination of net income and are booked as other income (loss) section under the description foreign currency transaction gains (losses).

## Accumulated other comprehensive income (loss)

The Euro is the functional currency of the Company's European subsidiary, HDE Sarl. Assets and liabilities of this subsidiary are translated to U.S. Dollars at the exchange rate in effect at the end of each reporting period, while equity accounts are translated to U.S. Dollars at the historical rate in effect at the date of the contribution. Operating results are translated to U.S. Dollars at the average prevailing exchange rate for the period, with the exception of sales which are translated to U.S. Dollars at the average monthly forward exchange contract rate. The use of differing exchange rates results in foreign currency translation gains or losses. Since the Euro denominated accounts on HDE Sarl's books result in a net asset position (total Euro assets are in excess of Euro liabilities), an increase in the Euro value results in a deferred gain for the translation of Euro accounts to U.S. Dollars. The Company had a translation gain of $704,183 recorded on the balance sheet as of September 30, 2003. For the twelve months ended September 30, 2004, the Company recorded on the balance sheet deferred translation gains of $370,727 resulting in a translation gain of $1,074,910 recorded as a component of accumulated other comprehensive income as of September 30, 2004.

The Company uses forward exchange contracts to manage our exposure to fluctuations in foreign currencies related to U.S. dollar purchases of inventory. Mark to market gains and losses on these open contracts result from the difference between the USD value of our open foreign currency forward contracts at the average contract rate as opposed to the same contracts translated at the month end forward rate. The Company qualifies for cash flow hedge accounting as prescribed under SFAS 133, which allows the Company to record the mark to market gains and losses in the equity section of our balance sheet under accumulated other comprehensive income. The Company had a mark to market losses of $234,591 recorded on the balance sheet as of September 30, 2003. For the twelve months ended September 30, 2004, the Company recorded, as component of other comprehensive income, a mark to market gain of $135,192, resulting in a $99,399 mark to market loss recorded on the balance sheet as of September 30, 2004.

As stated above, accumulated other comprehensive income (loss) consists of two components:
- Translation gains and losses
- FAS 133 mark to market gains and losses on our open foreign exchange contracts

The table below details the gains and losses recorded for the components that make up the accumulated other comprehensive income amount of $975,511 recorded on our balance sheet as of September 30, 2004:

| Accumulated other comprehensive income | Balance as of 9/30/03 | 10/03-12/03 Gains (Losses) | Balance as of 12/31/03 | 1/04-3/04 Gains (Losses) | Balance as of 3/31/04 | 4/04-6/04 Gains (Losses) | Balance as of 6/30/04 | 6/04-9/04 Gains (Losses) | Balance as of 9/30/04 |
|---|---|---|---|---|---|---|---|---|---|
| Translation gains (losses) | $ 704,183 | $ 849,969 | $ 1,554,152 | $ (142,087) | $ 1,412,065 | $ (241,751) | $ 1,170,314 | $ (95,404) | $ 1,074,910 |
| FAS 133 mark to market adjustments | (234,591) | 204,461 | (30,130) | (16,483) | (46,613) | 26,138 | (20,475) | (78,924) | (99,399) |
| | $ 469,592 | $ 1,054,430 | $ 1,524,022 | $ (158,570) | $ 1,365,452 | $ (215,613) | $ 1,149,839 | $ (174,328) | $ 975,511 |

## Tax provision

Our net tax provision for the year ended September 30, 2004 and 2003 is as follows:

| | 12 Months Ended 9/30/04 | 12 Months Ended 9/30/03 |
|---|---|---|
| Tax (benefit) attributable to U.S operations | $ (521,000) | $ (972,000) |
| Tax expense European operations | 134,497 | 108,465 |
| State taxes | 15,000 | - |
| Adjustment of prior year estimated income taxes | - | 198,425 |
| Deferred tax asset valuation allowance | 521,000 | 972,000 |
| Net tax provision | $ 149,497 | $ 306,890 |

For the last five fiscal years, our domestic operation has incurred losses. We analyzed the future realization of our deferred tax assets as of September 30, 2004 and we concluded that under the present circumstances, it would be appropriate for us to record a valuation allowance against the increase in the deferred tax asset attributable to the loss incurred during fiscal 2004 from domestic operations.

As a result of all of the above items mentioned in the Management's Discussion and Analysis of Financial Condition and Results of Operations, we earned net income of $1,825,148 for the twelve months ended September 30, 2004, which resulted in basic net income per share of $0.20 and diluted net income per share of $0.19 on weighted average basic and diluted shares of 8,999,266 and 9,666,223, respectively, compared to a net loss of $814,032 for the twelve months ended September 30, 2003, which resulted in basic and diluted net loss per share of $0.09 on weighted average basic and diluted shares of 8,867,309.

Options to purchase 123,701 and 1,896,101 shares of common stock at prices ranging $5.25 to $ 10.06 and $1.05 and $10.06, respectively, were outstanding for the twelve month period ending September 30, 2004 and 2003, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive.

## Results of operations September 30, 2003 and 2002

Results of operations for the twelve months ended September 30, 2003 compared to September 30, 2002 are as follows:

| | 12 Months Ended 9/30/03 | 12 Months Ended 9/30/02 | Variance $ | Percentage of sales 2003 | Percentage of sales 2002 | Variance |
|---|---|---|---|---|---|---|
| Net sales | $ 50,956,034 | $ 42,796,726 | $ 8,159,308 | 100.0% | 100.0% | - |
| Cost of sales | 38,715,103 | 31,661,073 | 7,054,030 | 75.98% | 73.98% | 2.00% |
| Gross profit | 12,240,931 | 11,135,653 | 1,105,278 | 24.02% | 26.02% | -2.00% |
| Gross profit % | 24.02% | 26.02% | -2.00% | | | |
| Costs: | | | | | | |
| Sales & marketing | 7,145,730 | 5,741,510 | 1,404,220 | 14.02% | 13.42% | 0.60% |
| Technical support | 420,566 | 379,592 | 40,974 | 0.83% | 0.89% | -0.06% |
| General & administrative | 3,329,815 | 2,947,943 | 381,872 | 6.53% | 6.89% | -0.36% |
| Total selling, general and administrative costs | 10,896,111 | 9,069,045 | 1,827,066 | 21.38% | 21.20% | 0.18% |
| Research & development | 1,901,843 | 1,591,551 | 310,292 | 3.73% | 3.72% | 0.01% |
| Total costs | 12,797,954 | 10,660,596 | 2,137,358 | 25.11% | 24.92% | 0.19% |
| Net Operating (loss) income | (557,023) | 475,057 | (1,032,080) | -1.09% | 1.10% | -2.19% |
| Other income (expense) | | | | | | |
| Interest income | 15,858 | 34,781 | (18,923) | 0.03% | 0.08% | -0.05% |
| Foreign currency | (17,913) | 4,750 | (22,663) | -0.04% | 0.01% | -0.05% |
| Non operational USD to Euro re-measurement | 51,936 | (98,066) | 150,002 | 0.10% | -0.23% | 0.33% |
| Total other income (expense) | 49,881 | (58,535) | 108,416 | 0.09% | -0.14% | 0.23% |
| (Loss) income before taxes | (507,142) | 416,522 | (923,664) | -1.00% | 0.96% | -1.96% |
| Income tax provision | 306,890 | 69,000 | 237,890 | 0.60% | 0.16% | 0.44% |
| Net (loss) income | $ (814,032) | $ 347,522 | $ (1,161,554) | -1.60% | 0.80% | -2.40% |

Net sales for the twelve months ended September 30, 2003 increased $8,159,308 compared to the prior year. Domestic and European sales increased by $4,655,424 and $3,716,401 respectively while Asian sales decreased $212,517 as follows:

| Location: | 12 Months Ended 9/30/03 | 12 Months Ended 9/30/02 | Increase (Decrease) Dollar Variance | Increase (Decrease) Variance % | Percentage of sales by Geographic region 2003 | 2002 |
|---|---|---|---|---|---|---|
| Domestic | $ 16,163,782 | $ 11,508,358 | $ 4,655,424 | 40% | 32% | 27% |
| Europe | 34,082,082 | 30,365,681 | 3,716,401 | 12% | 67% | 71% |
| Asia | 710,170 | 922,687 | (212,517) | -23% | 1% | 2% |
| Total | $ 50,956,034 | $ 42,796,726 | $ 8,159,308 | 19% | 100% | 100% |

The primary forces contributing to the net sales increase were:

- Digital and digital satellite products of $4,466,127 due to expanding market
- Analog and personal video recorder sales of $3,693,181 due to new product introductions

Net sales to domestic customers were 32% of net sales for the year ended September 30, 2003 compared to 27% for the year ended September 30, 2002. Net sales to European customers were 67% of net sales compared to 71% for same period of the prior year. Net sales to Asian customers were 1% for the year ended September 30, 2003 as compared to 2% for the year ended September 30, 2002.

Gross profit increased $1,105,278 for the year ended September 30, 2003. Gross profit percentage for the year ended September 30, 2003 was 24.02% compared to 26.02% for the prior year.

**Results of operations** continued
September 30, 2003 and 2002

| | Increase (decrease) |
|---|---|
| Due to increased sales | $ 2,740,103 |
| Higher margins due to product mix | 161,443 |
| Third quarter fiscal 2002 inventory obsolescence adjustment | (151,119) |
| Effect of increased sales of lower margin OEM products | (1,105,746) |
| Due to increases in labor related and other costs | (539,404) |
| Total increase in gross profit | $ 1,105,278 |

The decrease in gross profit percentage of 2.00% for the twelve months ended September 30, 2003 compared to the twelve months ended September 30, 2002 is as follows:

| | Increase (decrease) |
|---|---|
| Higher margins due to product mix | 0.31% |
| Third quarter fiscal 2002 inventory reserve adjustment | (0.36%) |
| Effect of increased sales of lower margin OEM products | (2.17%) |
| Labor related and other costs | 0.22% |
| Net decrease gross profit % | (2.00%) |

The 0.31% improved gross profit percentage on assembled boards due to product mix was primarily caused by unit price reductions from our suppliers and subcontractors on our analog product lines and digital video satellite products, offset somewhat by sales of lower average margin set top box products.

Although OEM sales require less sales and marketing support, their gross profit percentages are substantially less than those of our retail products. The increased product mix of OEM sales during fiscal 2003 contributed to the 2.00% reduction in our fiscal 2003 gross profit percentage when compared to the previous year.

During the latter part of fiscal 2001, the factors below affected the realization of the Company's inventory:

- The loss during the fourth quarter of 2001 of a long-time direct corporate customer impacted the existing value of assembled boards and component inventory relating to this customer
- A change with a major contract manufacturer from consigning component parts to the contract manufacturer to purchasing the assembled boards on a turnkey basis impacted the value of component inventory
- The second consecutive year of declining sales resulted in slower sales of older models
- Engineering changes made to our USB and Macintosh products which rendered certain inventory associated with this product obsolete
- The better use of new software that assisted the Company in identifying slow moving inventory

With respect to the factors above, we deemed it necessary to increase our reserve for obsolete and slow moving inventory. An additional reserve of $1,862,766 was recorded during the fourth quarter of fiscal 2001 and charged to cost of sales.

During fiscal 2002, there were certain assembled boards and component material inventory that we were able to sell through the use of a liquidation firm. In recognition of this, we reduced our inventory reserve to reflect the decrease in the obsolete inventory value due to the liquidation of such products. There was no similar obsolete inventory liquidation during fiscal 2003, which resulted in a comparative reduction in our gross profit percentage 0.36% between fiscal 2003 and fiscal 2002.

For the twelve months ended September 30, 2003, the increase in the gross profit margin percentage of 0.22% relating to labor related and other costs was due to the percentage increase in sales of 19.07% for the twelve months ended September 30, 2003 over September 30, 2002 being in excess of the percentage increase in labor related and other costs of 15.92% for the twelve months ended September 30, 2003 over September 30,2002.

The chart below illustrates the components of selling, general and administrative expenses:

| | 12 Months Ended 9/30/03 | 12 Months Ended 9/30/02 | Increase (Decrease) Dollar Variance | Percentage of sales 2003 | Percentage of sales 2002 | Increase (Decrease) Variance % |
|---|---|---|---|---|---|---|
| Sales and Marketing | $ 7,145,730 | $ 5,741,510 | $ 1,404,220 | 14.02% | 13.42% | 0.61% |
| Technical Support | 420,566 | 379,592 | 40,974 | 0.83% | 0.89% | -0.06% |
| General and Administrative | 3,329,815 | 2,947,943 | 381,872 | 6.53% | 6.89% | -0.35% |
| Total | $ 10,896,111 | $ 9,069,045 | $ 1,827,066 | 21.38% | 21.20% | 0.19% |

Selling, general and administrative expenses increased $1,827,066 from the prior year. As a percentage of sales, selling, general and administrative expenses increased by 0.19% when compared to the twelve months ended September 30, 2002.

The increase in sales and marketing expense of $1,404,220 which accounted for about 77% of the total increase in selling, general and administrative expenses, was mainly due to:

- Higher advertising costs of $872,896 due to higher sales based co-operative advertising, higher customer rebate realization and increased special promotions
- Higher advertising costs of $188,765 due to higher translated Euro to U.S dollar amounts due to the strengthening of the Euro against the USD
- Higher commissions expense of $86,779 due to increased sales
- Increased sales commission expense of $53,232 due to higher translated Euro to U.S dollar amounts due to the strengthening of the Euro against the USD
- Increased European sales office costs of $123,675
- Increased European sales office costs of $302,216 due to higher translated Euro to U.S dollar amounts due to the strengthening of the Euro against the USD
- Lower trade show costs of $236,061 due to smaller show presence and frequency

The increase in general and administrative expenses of $381,872 was primarily due to:

- Addition of senior executive officer $109,976
- Higher legal costs of $78,785
- Increased travel costs of $11,961
- Increased Directors fees of $46,581
- Increased banking fees of $65,047
- Increased consulting fees for investment advice and public relations $47,849

Research and development expenses increased $310,292 or approximately 19%. The increase was mainly due to higher compensation costs attributable to additional staff and increased material and contract services cost for product enhancements and new projects under development.

## Other income (expense)

Net other income for the twelve months ended September 30 , 2003 was $49,881 compared to net other expense of ($58,535) for the twelve months ended September 30, 2002 as detailed below:

| | 12 Months Ended 9/30/03 | 12 Months Ended 9/30/02 |
|---|---|---|
| Interest income | $ 15,858 | $ 34,781 |
| Foreign currency transaction gains (losses) | (17,913) | 4,750 |
| Non operational USD to Euro currency re-measurement | 51,936 | (98,066) |
| Total other income (expense) | $ 49,881 | $ (58,535) |

The decrease in total other expense was due to current year gains on non-operational USD-to-Euro currency re-measurements due to increases in the Euro offset by lower interest income due to lower investment yields.

## Non Operational USD to Euro currency re-measurement

We follow the rules prescribed in paragraph 15 of SFAS 52 "Foreign Currency Translation", which states that accounts denominated in a currency other than an entity's functional currency need to be re-measured into the entity's functional currency, and any gain or loss from this re-measurement are included in the determination of net income. Re-measurement gains and losses on inter company accounts that are of a long term investment nature and for which settlement is not planned or anticipated in the foreseeable future are excluded in determining net income and are reported in the same manner as are translation gains and losses.

## Accumulated other comprehensive income (loss)

The Euro is the functional currency of the Company's European subsidiary, HDE Sarl. Assets and liabilities of this subsidiary are translated to U.S. Dollars at the exchange rate in effect at the end of each reporting period, while equity accounts are translated to U.S. Dollars at the historical rate in effect at the date of the contribution. Operating results are translated to U.S. Dollars at the average prevailing exchange rate for the period, with the exception of sales which are translated to U.S. Dollars at the average monthly forward exchange contract rate. The use of differing exchange rates results in foreign currency translation gains or losses. Since the Euro accounts on HDE Sarl's books result in a net asset position (total Euro assets are in excess of Euro liabilities), an increase in the Euro value results in a deferred gain for the translation of Euro accounts to U.S. Dollars. The Company had a translation loss of $3,845 recorded on the balance sheet as of September 30, 2002. For the year ended September 30, 2003, the Company recorded in other comprehensive income deferred translation gains $708,028, resulting in a translation gain of $704,183 recorded as a component of accumulated other comprehensive income as of September 30, 2003.

The Company uses forward exchange contracts to reduce our exposure to fluctuations in foreign currencies. Mark-to-market gains and losses on these open contracts result from the difference between the USD value of our open foreign currency forward contracts at the average contract rate as opposed to the same contracts translated at the month-end forward rate. The Company qualifies for cash flow hedge accounting as prescribed under FAS 133, which allows the Company to record the mark-to-market gains and losses in the equity section of our balance sheet under accumulated other comprehensive income. The Company had mark-to-market gains of $190,919 recorded on the balance sheet as of September 30, 2002. For the year ended September 30, 2003, the Company recorded, as a component of other comprehensive income, a mark-to-market loss of $425,510, resulting in a mark-to-market loss of $234,591 for contracts open as of September 30, 2003.

As stated above, accumulated other comprehensive income (loss) consists of two components:

- Translation gains and losses
- FAS 133 mark-to-market gains and losses on our open foreign exchange contracts

The table below details the gains and losses recorded for the components that make up accumulated other comprehensive income (loss):

| | Balance as of 9/30/02 | 10/02-12/02 Gains (Losses) | Balance as of 12/31/02 | 1/03-3/03 Gains (Losses) | Balance as of 3/31/03 | 4/03-6/043 Gains (Losses) | Balance as of 6/30/03 | 6/03-9/03 Gains (Losses) | Balance as of 9/30/03 |
|---|---|---|---|---|---|---|---|---|---|
| Translation adjustments | $ (3,845) | $ 150,728 | $ 146,883 | $ 13,318 | $ 160,201 | $ 197,917 | $ 358,118 | $ 346,065 | $ 704,183 |
| FAS 133 mark to market adjustments | 190,919 | (518,974) | (328,055) | 163,879 | (164,176) | 18,169 | (146,007) | (88,584) | (234,591) |
| | $ 187,074 | $ (368,246) | $ (181,172) | $ 177,197 | $ (3,975) | $ 216,086 | $ 212,111 | $ 257,481 | $ 469,592 |

## Tax provision

Our net tax provision for the twelve months ended September 30, 2003 and 2002 is as follows:

| | 12 Months Ended 9/30/03 | 12 Months Ended 9/30/02 |
|---|---|---|
| Tax (benefit) attributable to U.S operations | $ (972,000) | $ (980,000) |
| Tax expense European operations | 108,465 | 69,000 |
| Adjustment of prior year estimated income taxes | 198,425 | - |
| Deferred tax asset valuation allowance | 972,000 | 980,000 |
| Net tax provision | $ 306,890 | $ 69,000 |

Our Luxembourg operation had a profit net of licensing fees for fiscal 2003 and fiscal 2002, which resulted in an income tax liability inclusive of commission agents of $108,465 and $69,000, respectively.

For the last four fiscal years, our domestic operation has incurred losses. We analyzed the future realization of our deferred tax assets as of September 30, 2003 and 2002 and we concluded that under the present circumstances, it would be appropriate for us to record a valuation allowance against the increase in the deferred tax asset attributable to the loss incurred in fiscal 2003 from domestic operations.

During the fiscal year ended September 30, 2003, the Company adjusted the prior year provision for estimated income tax receivable and income tax payable, based in part upon the completion of a tax examination. The net result was a charge of $198,425.

As a result of all of the above items mentioned in the Management's Discussion and Analysis of Financial Condition and Results of Operations, we incurred a net loss of $814,032 for the year ended September 30, 2003, which resulted in basic and diluted net loss per share of $0.09 on weighted average basic and diluted shares of 8,867,309, compared to a net income of $347,522 for the year ended September 30, 2002, which resulted in basic and diluted net income per share of $0.04 on weighted average basic and diluted shares of 8,887,107 and 9,002,150, respectively.

Options to purchase 1,896,101 and 825,322 shares of Common Stock at prices ranging $1.05 to $ 10.06 and $2.07 and $10.06, respectively, were outstanding for the years ending September 30, 2003 and 2002, but were not included in the computation of diluted earnings per share because they were anti-dilutive.

The improved gross profit percentage on assembled boards was primarily a result of unit price reductions from our suppliers and subcontractors coupled with a larger sales mix of higher gross margin product. The increase in the gross profit percentage of 0.03% due to labor related and other costs was due to the decrease in labor related and other costs of 16.20% being in excess of the sales decrease of 15.94%.

During the fourth quarter of fiscal 2001, in recognition of the sales decline from fiscal 2000, slower sales of older product lines and engineering changes to products, we reviewed the net realizable value of our inventory as of September 30, 2001. We deemed it necessary to increase our reserve for obsolete and slow moving inventory. An additional reserve of $1,862,766 was recorded during the fourth quarter of fiscal 2001 and charged to cost of sales. A similar provision was not required in fiscal 2002, thus there was an improvement in gross profit percentage of 3.65% for fiscal 2002.

## Seasonality

As our sales are primarily to the consumer market, we have experienced certain seasonal revenue trends. Our peak sales quarter, due to holiday season sales of computer equipment, is our first fiscal quarter (October to December), followed by our second fiscal quarter (January to March). In addition, our international sales, mostly in the European market, were 66%, 68% and 73% of sales for the years ended September 30, 2004, 2003 and 2002, respectively. Our fiscal fourth quarter sales (July to September) can be potentially impacted by the reduction of activity experienced in Europe during the July and August summer holiday period.

To offset the above cycles, we target a wide range of customer types in order to moderate the seasonality of retail sales.

## Liquidity and Capital Resources

Our cash, working capital and stockholders' equity position is disclosed below:

| | As of 9/30/2004 | As of 9/30/2003 | As of 9/30/2002 |
|---|---|---|---|
| Cash | $ 8,661,589 | $ 5,838,160 | $ 4,964,522 |
| Working Capital | 13,760,121 | 10,859,953 | 10,258,143 |
| Stockholders' Equity | 14,327,425 | 11,468,685 | 11,185,618 |

We had cash and cash equivalents as of September 30, 2004 of $8,661,589, an increase of $2,823,429 from September 30, 2003.

The increase was due to:

| | |
|---|---|
| Sources of cash: | |
| Net income adjusted for non cash items | $ 2,079,896 |
| Increase in accounts payable other current liabilities | 7,561,707 |
| Proceeds from employee option and stock purchases | 602,103 |
| Less cash used for: | |
| Increase in accounts receivable | (3,905,230) |
| Increase in inventories | (3,002,880) |
| Increase in prepaid expenses and other current assets | (224,417) |
| Capital equipment purchases | (200,653) |
| Purchase of treasury stock | (87,097) |
| Net cash increase | $ 2,823 429 |

Net cash of $2,509,076 provided by operating activities was primarily due to increases in accounts payables and other current liabilities of $7,561,707 and net income adjusted for non cash items of $2,079,896 offset somewhat by increases in accounts receivable due to higher fourth quarter sales, increases in inventories due to inventory required to support the increased sales and increases in prepaid expenses and other current assets of $3,905,230, 3,002,880 and $224,417 respectively.

Cash of $200,653 was used to purchase fixed assets. Proceeds from stock purchased by employees through the purchase of options and through the employee stock purchase plan provided additional cash of $602,103.

On November 8, 1996, we approved a stock repurchase program. The program authorizes the Company to repurchase up to 850,000 shares of our own stock. We intend to use the repurchased shares for certain employee benefit programs. On December 17, 1997, the stock repurchase program was extended by a resolution of our Board of Directors. As of September 30, 2004, we held 567,067 treasury shares purchased for $1,584,313 at an average purchase price of approximately $2.79 per share.

We believe that our cash and cash equivalents as of September 30, 2004 and our internally generated cash flow will provide us with sufficient liquidity to meet our currently foreseeable short-term and long-term capital needs.

## Future Contractual Obligation

The following table shows the Company's contractual obligations related to lease obligations as of September 30, 2004:

| | | Payments due by period | | |
|---|---|---|---|---|
| Contractual obligations | Total | 1 year | 1-3 years | 4 years and over |
| Operating lease obligations | $ 1,738,599 | $ 537,058 | $ 1,156,541 | $ 45,000 |

## Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of the our financial statements:

- Revenue Recognition
- Management's estimates
- Hedging program for sales denominated in a foreign currency
- Translation of assets and liabilities denominated in non-functional currencies on our European financial statements

## Revenue Recognition

Our revenues are primarily derived from the sale of computer boards which enable you to view television programs on your personal computer. Sales of computer boards are commonly classified as computer hardware. Our sales are primarily to retailers, distributors and original equipment manufacturers. Sales to our customers are documented by a purchase order which describes the conditions of sale. Sales are recorded when products are shipped to our customers, the product price is fixed and determinable, collection of the resulting receivable is probable and product returns are reasonably estimable. Revenue from freight charged to customers is recognized when products are shipped. Provisions for customer returns and other adjustments are provided for in the period the related sales are recorded based upon historical data.

## Management's Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts for revenues and expenses during the reporting period. On an ongoing basis, management evaluates estimates, including those related to sales provisions, as described above, income taxes, bad debts, inventory allowances and contingencies. We base our estimates on historical data, when available, experience, and on various other assumptions that are believed to be reasonable under the circumstances, the combined results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

## Hedging program for sales denominated in a foreign currency

*For each of the past three fiscal years, over 60 % of the Company's sales were generated by our European subsidiary and were:*

- Invoiced in local currency, primarily the Euro
- Collected in local currency, primarily the Euro

On the supply side, since we predominantly deal with North American and Asian suppliers and contract manufacturers, approximately 75% of our inventory required to support our European sales are purchased and paid in U.S. Dollars.

The combination of sales billed in Euros supported by inventory purchased in U.S. dollars results in an absence of a natural local currency hedge. Consequently, our financial results are subject to market risks resulting from the fluctuations in the Euro to U.S. Dollar exchange rates.

We attempt to reduce these risks by entering into foreign exchange forward contracts with financial institutions. The purpose of these forward contracts is to hedge the foreign currency market exposures underlying the U.S. Dollar denominated inventory purchases required to support our European sales.

We do not try to hedge against all possible foreign currency exposures because of the inherent difficulty in estimating the volatility of the Euro. The contracts we procure are specifically entered into to as a hedge against forecasted or existing or foreign currency exposure. We do not enter into contracts for speculative purposes. Although we maintain these programs to reduce the short term impact of changes in currency exchange rates, long term strengthening or weakening of the U.S. dollar against the Euro impacts our sales, our gross profit, operating income and retained earnings. Factors that could impact the effectiveness of our hedging program are:

- volatility of the currency markets
- availability of hedging instruments
- accuracy of our inventory forecasts

Additionally, there is the risk that foreign exchange fluctuations will make our products less competitive in foreign markets, which would substantially reduce our sales.

## Translation of assets and liabilities denominated in non-functional currencies on our European financial statements

The functional currency of our European subsidiary is the Euro. In preparing our consolidated financial statements, we are required to translate assets and liabilities denominated in a non-functional currency, mainly U.S. dollars, to Euros on the books of our European subsidiary. This process results in exchange gains and losses depending on the changes in the Euro to U.S. dollar exchange rate. Under the relevant accounting guidance, with the exception of inter-company accounts which are considered long term in nature, we are obligated to include these gains and losses on our statement of operations, which we report in other income or expense under the caption "foreign currency".

The extent of these gains and losses can fluctuate greatly from month to month depending on the change in the exchange rate, causing results to vary widely. Due to the past volatility of the Euro, it is difficult to forecast the long term trend of these gains and losses.

## Inflation

While inflation has not had a material effect on our operations in the past, there can be no assurance that we will be able to continue to offset the effects of inflation on the costs of our products or services through price increases to our customers without experiencing a reduction in the demand for our products; or that inflation will not have an overall effect on the computer equipment market that would have a material affect on us.

## Euro

On January 1, 1999, the Euro was adopted in Europe as the common legal currency among 11 of the 15 member countries of the European Community. On that date, the participating countries established fixed Euro conversion rates (i.e. the conversion exchange rate between their existing currencies and the Euro). The Euro now trades on currency exchanges and is available for non-cash transactions. A new European Central Bank was established to direct monetary policy for the participating countries.

Prior to the adoption of the Euro, we billed our European customers in German Marks or British Pound Sterling, depending upon which currency the customer preferred to be billed in. Effective January 1, 1999, we began invoicing our customers, who are located in the eleven member countries, in Euros. We continue to bill customers located in the United Kingdom in British Pound Sterling. The benefits to billing customers in Euros were twofold:

- Our foreign currency hedging program was streamlined to the Euro and the British Pound Sterling
- The pricing from country to country was harmonized, eliminating price differences between countries due to the fluctuating local currencies

We handled the conversion to the Euro without any material disruptions to our operations. See Item 7A- Market Risks.

## Derivatives and Hedging Activities

For each of the past three fiscal years, over 60 % of the Company's sales were generated by our European subsidiary and were:

- Invoiced in local currency-primarily the Euro
- Collected in local currency-primarily the Euro

On the supply side, since we predominantly deal with North American and Asian suppliers and contract manufacturers, approximately 75% of our inventory required to support our European sales are purchased and paid in U.S. Dollars.

The combination of sales billed in Euros supported by inventory purchased in U.S. dollars results in an absence of a natural local currency hedge. Consequently, our financial results are subject to market risks resulting from the fluctuations in the Euro to U.S. Dollar exchange rates.

We attempt to reduce these risks by entering into foreign exchange forward contracts with financial institutions. The purpose of these forward contracts is to hedge the foreign currency market exposures underlying the U.S. Dollar denominated inventory purchases required to support our European sales.

We do not try to hedge against all possible foreign currency exposures because of the inherent difficulty in estimating the volatility of the Euro. The contracts we procure are specifically entered into to as a hedge against forecasted or existing or foreign currency exposure. We do not enter into contracts for speculative purposes. Although we maintain these programs to reduce the short term impact of changes in currency exchange rates, long term strengthening or weakening of the U.S. dollar against the Euro impacts our sales, our gross profit, operating income and retained earnings. Factors that could impact the effectiveness of our hedging program are:

- volatility of the currency markets
- availability of hedging instruments
- accuracy of our inventory forecasts

Additionally, there is the risk that foreign exchange fluctuations will make our products less competitive in foreign markets, which would substantially reduce our sales.

As of September 30, 2004, we had foreign currency contracts outstanding of approximately $5,236,000 against the delivery of the Euro. The contracts expire through March 2005. Our accounting policies for these instruments designate such instruments as cash flow hedging transactions. We do not enter into such contracts for speculative purposes. We record all derivative gains and losses on the balance sheet as a component of stockholders' equity under the caption "Accumulated other comprehensive income (loss)". The Company recorded a deferred gain of $135,192 for the twelve months ended September 30, 2004. As of September 30, 2004, a deferred loss of $99,399, reflecting the cumulative mark to market loss of our derivatives, was recorded on our balance sheet as a component of accumulated other comprehensive income in our equity section.

We use the average monthly forward contract exchange rate to translate our Euro denominated sales into our U.S. dollar reporting currency. For the twelve month period ending September 30, 2004, the use of the monthly average spot rate instead of the average monthly forward contract exchange rate to value Euro denominated sales would have resulted in an increase in sales of $909,326. This sales increase is related to our contracts that closed during these periods and the changes in the fair value of our derivative contracts. For the twelve month period ending September 30, 2003, the use of the monthly average spot rate instead of the average monthly forward contract exchange rate to value Euro denominated sales would have resulted in a sales increase of $1,895,000.

## Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (" SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures three classes of freestanding financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not entered into any financial instruments within the scope of SFAS 150 since May 31, 2003, nor does it currently hold any significant financial instruments within its scope.

## Market Risks

For each of the past three fiscal years, over 60 % of the Company's sales were generated by our European subsidiary and were:

- Invoiced in local currency-primarily the Euro
- Collected in local currency-primarily the Euro

On the supply side, since we predominantly deal with North American and Asian suppliers and contract manufacturers, approximately 75% of our inventory required to support our European sales are purchased and paid in U.S. Dollars.

The combination of sales billed in Euros supported by inventory purchased in U.S. dollars results in an absence of a natural local currency hedge. Consequently, our financial results are subject to market risks resulting from the fluctuations in the Euro to U.S. Dollar exchange rates.

We attempt to reduce these risks by entering into foreign exchange forward contracts with financial institutions. The purpose of these forward contracts is to hedge the foreign currency market exposures underlying the U.S. Dollar denominated inventory purchases required to support our European sales.

We do not try to hedge against all possible foreign currency exposures because of the inherent difficulty in estimating the volatility of the Euro. The contracts we procure are specifically entered into to as a hedge against forecasted or existing or foreign currency exposure. We do not enter into contracts for speculative purposes. Although we maintain these programs to reduce the short term impact of changes in currency exchange rates, long term strengthening or weakening of the U.S. dollar against the Euro impacts our sales, our gross profit, operating income and retained earnings. Factors that could impact the effectiveness of our hedging program are:

- volatility of the currency markets
- availability of hedging instruments
- accuracy of our inventory forecasts

Additionally, there is the risk that foreign exchange fluctuations will make our products less competitive in foreign markets, which would substantially reduce our sales.

As of September 30, 2004, we had foreign currency contracts outstanding of approximately $5,236,000 against the delivery of the Euro. The contracts expire through March 2005. Our accounting policies for these instruments designate such instruments as cash flow hedging transactions. We do not enter into such contracts for speculative purposes. We record all derivative gains and losses on the balance sheet as a component of stockholders' equity under the caption "Accumulated other comprehensive income (loss)". The Company recorded a deferred gain of $135,192 for the twelve months ended September 30, 2004. As of September 30, 2004, a deferred loss of $99,399, reflecting the cumulative mark to market loss of our derivatives, was recorded on our balance sheet as a component of accumulated other comprehensive income in our equity section.

We use the average monthly forward contract exchange rate to translate our Euro denominated sales into our U.S. dollar reporting currency. For the twelve month period ending September 30, 2004, the use of the monthly average spot rate instead of the average monthly forward contract exchange rate to value Euro denominated sales would have resulted in an increase in sales of $909,326. This sales increase is related to our contracts that closed during these periods and the changes in the fair value of our derivative contracts. For the twelve month period ending September 30, 2003, the use of the monthly average spot rate instead of the average monthly forward contract exchange rate to value Euro denominated sales would have resulted in a sales increase of $1,895,000.

(a) The principal market on which our common stock (the "Common Stock") is traded is the over-the- counter market. The Common Stock is quoted on the NASDAQ National Market and its symbol is HAUP. The table below sets forth the high and low bid prices of our Common Stock as furnished by NASDAQ for the periods indicated. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

| **Fiscal Year Ended September 30, 2004** | **High** | **Low** |
|---|---|---|
| First Quarter | 2.98 | 2.28 |
| Second Quarter | 8.15 | 2.31 |
| Third Quarter | 9.73 | 5.25 |
| Fourth | 5.31 | 3.10 |
| **Fiscal Year Ended September 30, 2003** | **High** | **Low** |
| First Quarter | 1.41 | 0.95 |
| Second Quarter | 1.67 | 1.28 |
| Third Quarter | 3.74 | 1.38 |
| Fourth Quarter | 3.10 | 2.34 |

(b) We have been advised by our transfer agent, North American Transfer Co. that the approximate number of holders of record of our Common Stock as of August 24, 2004 was 180. We believe there are in excess of 7,000 beneficial holders of our Common Stock.

(c) No cash dividends have been paid during the past two years. We have no present intention of paying any cash dividends in our foreseeable future and intend to use our net income, if any, in our operations.

The table below summarized repurchases of our common stock under our stock repurchase program:

| | Total Number of shares purchased | Average Price Paid per Share | Total number of shares purchased as part of publicly announced plan | Maximum number of shares that may yet be purchased under the plan |
|---|---|---|---|---|
| Purchases as of September 30, 2003 | 542,067 | $ 2.76 | 542,067 | 307,933 |
| August 1 to August 31 | 15,000 | 3.44 | 15,000 | 292,933 |
| September 1 to September 30 | 10,000 | 3.54 | 10,000 | 282,933 |
| Purchases as of September 30, 2004 | 567,067 | $ 2.79 | 567,067 | |

On November 8, 1996, we approved a stock repurchase program. The program authorizes the Company to repurchase up to 850,000 shares of our own stock. The stock repurchase program was extended by a resolution of our Board of Directors on December 17, 1997.

| Consolidated Statement of Operations Data | Years ended September 30, (in thousands, except for per share amounts) 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Net Sales | $ 65,339 | $ 50,956 | $ 42,797 | $ 50,910 | $ 66,292 |
| Cost of sales | 48,045 | 38,715 | 31,661 | 42,056 | 54,425 |
| Gross Profit | 17,294 | 12,241 | 11,136 | 8,854 | 11,867 |
| Selling, general and administrative expenses | 12,320 | 10,818 | 9,069 | 10,282 | 12,231 |
| Research & development expenses | 2,021 | 1,902 | 1,592 | 1,510 | 1,666 |
| Legal expenses related to arbitration and litigation proceedings | 354 | 78 | - | - | - |
| Arbitration proceeding | 206 | - | - | - | - |
| Litigation proceeding | 427 | - | - | - | - |
| Write off of goodwill | - | - | - | 702 | - |
| Litigation settlement | - | - | - | 213 | - |
| Income (loss) from operations | 1,966 | (557) | 475 | (3,853) | (2,030) |
| Other Income (Expense): | | | | | |
| Interest income | 7 | 16 | 35 | 42 | 104 |
| Interest expense | - | - | - | (31) | (15) |
| Life insurance proceeds | - | - | - | 2,000 | - |
| Foreign currency | 2 | 34 | (93) | (9) | (243) |
| Other, net | - | - | - | - | 1 |
| Income (loss) before taxes | 1,975 | (507) | 417 | (1,851) | (2,183) |
| Income tax (benefit) provision | 150 | 307 | 69 | 750 | (1,184) |
| Income (loss) before cumulative effect of a change in accounting principle | 1,825 | (814) | 348 | (2,601) | (999) |
| Cumulative effect of a change in accounting principle | - | - | - | 319 | - |
| Net income (loss) | $ 1,825 | $ (814) | $ 348 | $ (2,282) | $ (999) |
| Per share results-basic: | | | | | |
| Income (loss) before cumulative effect of a change in accounting principle | $ 0.20 | $ (0.09) | $ 0.04 | $ (0.29) | $ (0.11) |
| Cumulative effect of a change in accounting principle | $ - | $ - | $ - | $ 0.03 | $ - |
| Net income (loss) per share-basic | $ 0.20 | $ (0.09) | $ 0.04 | $ (0.26) | $ (0.11) |
| Per share results-diluted: | | | | | |
| Income (loss) before cumulative effect of a change in accounting principle | $ 0.19 | $ (0.09) | $ 0.04 | $ (0.29) | $ (0.11) |
| Cumulative effect of a change in accounting principle | $ - | $ - | $ - | $ 0.03 | $ - |
| Net income (loss) per share-diluted | $ 0.19 | $ (0.09) | $ 0.04 | $ (0.26) | $ (0.11) |
| Weighted average shares outstanding: | | | | | |
| Basic | 8,999 | 8,867 | 8,887 | 8,910 | 8,837 |
| Diluted | 9,668 | 8,867 | 9,002 | 8,910 | 8,837 |
| Consolidated Balance Sheet Data (at period end): | | | | | |
| Working capital | $ 13,760 | $ 10,860 | $ 11,266 | $ 10,258 | $ 11,767 |
| Total assets | 32,071 | 21,650 | 19,846 | 18,784 | 26,316 |
| Stockholders' equity | 14,327 | 11,468 | 11,967 | 11,686 | 13,654 |

BDO

To the Board of Directors and Stockholders of
Hauppauge Digital, Inc. and Subsidiaries
Hauppauge, New York

We have audited the accompanying consolidated balance sheets of Hauppauge Digital, Inc. and Subsidiaries as of September 30, 2004 and 2003 and the related consolidated statements of operations, other comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the management of Hauppauge Digital, Inc.. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hauppauge Digital, Inc. and Subsidiaries as of September 30, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Melville, New York
December 2, 2004

Hauppauge Digital, Inc. and Subsidiaries

## Assets

| | September 30, 2004 | September 30, 2003 |
|---|---|---|
| Current Assets: | | |
| Cash and cash equivalents | $ 8,661,589 | $ 5,838,160 |
| Accounts receivable, net of various allowances | 13,593,907 | 9,182,758 |
| Inventories | 8,477,254 | 5,474,374 |
| Prepaid expenses and other current assets | 770,745 | 546,328 |
| Total current assets | 31,503,495 | 21,041,620 |
| Property, plant and equipment, net | 489,370 | 532,516 |
| Security deposits and other non current assets | 77,934 | 76,216 |
| | $ 32,070,799 | $ 21,650,352 |

## Liabilities and stockholders' equity

| | September 30, 2004 | September 30, 2003 |
|---|---|---|
| Current Liabilities: | | |
| Accounts payable | $ 13,243,966 | $ 7,452,867 |
| Accrued expenses | 4,256,970 | 2,539,678 |
| Income taxes payable | 242,438 | 189,122 |
| Total current liabilities | 17,743,374 | 10,181,667 |
| Stockholders' Equity: | | |
| Common stock $.01 par value; 25,000,000 shares authorized, 9,759,465 and 9,420,315 issued, respectively | 97,595 | 94,203 |
| Additional paid-in capital | 12,913,497 | 12,302,119 |
| Retained earnings | 1,925,135 | 99,987 |
| Accumulated other comprehensive income | 975,511 | 469,592 |
| Treasury Stock, at cost, 567,067 and 542,067 shares, respectively | (1,584,313) | (1,497,216) |
| Total stockholders' equity | 14,327,425 | 11,468,685 |
| | $ 32,070,799 | $ 21,650,352 |

See accompanying notes to consolidated financial statements

Hauppauge Digital, Inc. and Subsidiaries

| | Years ended September 30, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Net sales | $ 65,339,583 | $ 50,956,034 | $ 42,796,726 |
| Cost of sales | 48,045,365 | 38,715,103 | 31,661,073 |
| Gross Profit | 17,294,218 | 12,240,931 | 11,135,653 |
| Selling, General and Administrative Expenses | 12,319,805 | 10,818,059 | 9,069,045 |
| Research & Development Expenses | 2,020,824 | 1,901,843 | 1,591,551 |
| Legal expenses for arbitration and litigation | 354,050 | 78,052 | - |
| Arbitration proceeding | 206,250 | - | - |
| Litigation proceeding | 427,000 | - | - |
| Income (loss) from operations | 1,966,289 | (557,023) | 475,057 |
| Other Income (expense): | | | |
| Interest income | 6,054 | 15,858 | 34,781 |
| Foreign currency | 2,302 | 34,023 | (93,316) |
| Total other (expense) income | 8,356 | 49,881 | (58,535) |
| Income (loss) before taxes on income | 1,974,645 | (507,142) | 416,522 |
| Income tax provision | 149,497 | 306,890 | 69,000 |
| Net income (loss) | $ 1,825,148 | ($ 814,032) | $ 347,522 |
| Net income (loss) per share: | | | |
| Basic | $ 0.20 | ($ 0.09) | $ 0.04 |
| Diluted | $ 0.19 | ($ 0.09) | $ 0.04 |

See accompanying notes to consolidated financial statements

## consolodated statements of other comprehensive income (loss)

Hauppauge Digital, Inc. and Subsidiaries

| | Years ended September 30, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Other comprehensive income (loss): | | | |
| Net income (loss) | $ 1,825,148 | $ (814,032) | $ 347,522 |
| Forward exchange contracts marked to market | 135,192 | (425,510) | 190,919 |
| Foreign currency translation gain | 370,727 | 708,028 | 263,359 |
| Other comprehensive income (loss) | $ 2,331,067 | $ (531,514) | $ 801,800 |

See accompanying notes to consolidated financial statements

**For the years ended September 30, 2004, 2003 and 2002**

| | Common Stock | | | | Accumulated | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Amount | Additional Paid-in Capital | Retained Earnings | Other Comprehensive Income (loss) | Treasury Stock | Total |
| BALANCE AT SEPTEMBER 30, 2001 | 9,364,359 | $ 93,644 | $ 12,164,243 | $ 566,497 | $ (267,204) | $ (1,371,562) | $ 11,185,618 |
| Net income for the year ended September 30, 2002 | - | - | - | 347,522 | - | - | 347,522 |
| Purchase of treasury stock | - | - | - | - | - | (90,012) | (90,012) |
| Foreign currency translation gain and change in fair value of forward contracts | - | - | - | - | 454,278 | - | 454,278 |
| Compensation in options for consulting services | - | - | 38,000 | - | - | - | 38,000 |
| Stock issued through Employee Stock Purchase plan | 27,805 | 279 | 30,927 | - | - | - | 31,206 |
| BALANCE AT SEPTEMBER 30, 2002 | 9,392,164 | $ 93,923 | $ 12,233,170 | $ 914,019 | $ 187,074 | $ (1,461,574) | $ 11,966,612 |
| Net (loss) for the year ended September 30, 2003 | - | - | - | (814,032) | - | - | (814,032) |
| Purchase of treasury stock | - | - | - | - | - | (35,642) | (35,642) |
| Exercise of Stock Options | 3,000 | 30 | 3,445 | - | - | - | 3,475 |
| Foreign currency translation gain and change in fair value of forward contracts | - | - | - | - | 282,518 | - | 282,518 |
| Compensation in options for consulting services | - | - | 38,002 | - | - | - | 38,002 |
| Stock issued through Employee Stock Purchase plan | 25,151 | 250 | 27,502 | - | - | - | 27,752 |
| BALANCE AT SEPTEMBER 30, 2003 | 9,420,315 | $ 94,203 | $ 12,302,119 | $ 99,987 | $ 469,592 | $ (1,497,216) | $ 11,468,685 |
| Net income for the year ended September 30, 2004 | - | - | - | 1,825,148 | - | - | 1,825,148 |
| Purchase of treasury stock | - | - | - | - | - | (87,097) | (87,097) |
| Exercise of Stock Options | 328,753 | 3,288 | 572,928 | - | - | - | 576,216 |
| Foreign currency translation gain and change in fair value of forward contracts | - | - | - | - | 505,919 | - | 505,919 |
| Compensation in options for consulting services | - | - | 12,667 | - | - | - | 12,667 |
| Stock issued through Employee Stock Purchase plan | 10,397 | 104 | 25,783 | - | - | - | 25,887 |
| BALANCE AT SEPTEMBER 30, 2004 | 9,759,465 | $ 97,595 | $ 12,913,497 | $ 1,925,135 | $ 975,511 | $ (1,584,313) | $ 14,327,425 |

See accompanying notes to consolidated financial statements

Hauppauge Digital, Inc. and Subsidiaries

| | Years ended September 30, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Cash Flows From Operating Activities: | | | |
| Net income (loss) | $ 1,825,148 | $ (814,032) | $ 347,522 |
| *Adjustments to reconcile net income (loss) to net cash* Provided by operating activities: | | | |
| Depreciation and amortization | 242,486 | 274,784 | 318,801 |
| Provision for uncollectible accounts receivable | - | - | 20,000 |
| Provision for inventory reserve | - | - | (386,409) |
| Other non cash items | 12,262 | 40,402 | 44,212 |
| Changes in current assets and liabilities: | | | |
| Accounts receivable | (3,730,230) | (3,542,502) | (504,866) |
| Income taxes receivable | (175,000) | 326,000 | - |
| Inventories | (3,002,880) | 2,617,121 | 466,481 |
| Prepaid expenses and other current assets | (224,417) | (129,594) | 101,531 |
| Accounts payable | 5,791,099 | 1,347,279 | 372,617 |
| Accrued expenses and income taxes | 1,770,608 | 954,841 | (91,592) |
| Total adjustments | 683,928 | 1,888,331 | 340,775 |
| Net cash provided by operating activities | 2,509,076 | 1,074,299 | 688,297 |
| Cash Flows From Investing Activities: | | | |
| Purchases of property, plant and equipment | (200,653) | (196,246) | (87,208) |
| Net cash used in investing activities | (200,653) | (196,246) | (87,208) |
| Cash Flows From Financing Activities: | | | |
| Proceeds from employee stock purchases | 602,103 | 31,227 | 31,206 |
| Purchase of treasury stock | (87,097) | (35,642) | (90,012) |
| Net cash provided by (used in) financing activities | 515,006 | (4,415) | (58,806) |
| Net increase in cash and cash equivalents | 2,823,429 | 873,638 | 542,283 |
| Cash and cash equivalents, beginning of year | 5,838,160 | 4,964,522 | 4,422,239 |
| Cash and cash equivalents, end of year | $ 8,661,589 | $ 5,838,160 | $ 4,964,522 |
| Supplemental disclosures: | | | |
| Income taxes paid | $ 144,538 | $ 40,262 | $ 31,948 |

See accompanying notes to consolidated financial statements

## 1. Summary of Significant Accounting Policies

### *Principles of Consolidation*

The consolidated financial statements include the accounts of Hauppauge Digital, Inc. and its wholly-owned subsidiaries, Hauppauge Computer Works, Inc., HCW Distributing Corp., Eskape Acquisition Corporation and Hauppauge Digital Europe S.à.r.l. and its wholly-owned subsidiaries, Hauppauge Digital Asia Pte Ltd, Hauppauge Computer Works, GmbH, Hauppauge Computer Works, Ltd., and Hauppauge Computer Works S.à.r.l. All inter-company accounts and transactions have been eliminated.

### *Nature of Business*

The Company engineers, develop, subcontract for manufacture, market and sell products for the personal computer ("PC") market and the Apple® Macintosh® market. The Company also offer products for the home entertainment market.

The Company has four primary product categories: analog TV receiver products, digital TV receiver products, personal video recorders and MediaMVP digital media market players for home networks.

Our WinTV® analog TV receivers allow PC users to watch television on their PC screen in a resizable window, and also enable recording of TV shows to a hard disk. Our Eskape™ Labs products allow users of Apple®Macintosh® computers to watch television on their computer screen.

The Company offers three types of digital TV receivers. Our WinTV® digital receivers can receive digital TV transmissions and display the digital TV show in a re-sizeable window on a user's PC screen. Our Digital Entertainment Center products ("DEC") allow users to receive digital TV broadcasts and display the digital TV on either a TV set or a PC screen.

Our WinTV®-PVR TV personal video recorder products include hardware MPEG encoders, which improve the performance of TV recording and add instant replay and program pause functions, plus also enable the 'burning' of TV recordings onto DVD or CD media..

Our MediaMVP™ product was designed to allow PC users to play digital media such as digital music, digital pictures and digital videos on a TV set via a home network.

The Company sells its products through computer and electronic retailers, computer products distributors and original equipment manufacturers ("OEMs").

### *Product Segment and Geographic Information*

The Company sells its product through a worldwide network of distributors and retailers. Net sales to international and domestic customers were approximately 66% and 34%, 68% and 32%, and 73% and 27% of total sales for the years ended September 30, 2004, 2003 and 2002, respectively. It maintains sales offices in both Europe and Asia.

| | Years ended September 30, | | |
|---|---|---|---|
| Sales to: | 2004 | 2003 | 2002 |
| United States | 34% | 32% | 27% |
| Germany | 31% | 30% | 37% |
| United Kingdom | 12% | 15% | 14% |
| France | 8% | 8% | 8% |
| Asia | 1% | 1% | 2% |
| Italy | 1% | 2% | 2% |
| Netherlands | 5% | 3% | 2% |
| Other Countries | 8% | 9% | 8% |
| Total | 100% | 100% | 100% |

## Product Segment and Geographic Information

The Company offers several types of analog products. Our WinTV® analog TV receivers allow PC users to watch television on their PC screen in a resizable window, and also enable recording of TV shows to a hard disk. Our WinTV®-PVR TV personal video recorder products include hardware MPEG encoders, which improve the performance of TV recording and add instant replay and program pause functions, plus also enable the 'burning' of TV recordings onto DVD or CD media. Our Eskape™ Labs products allow users of Apple®Macintosh® computers to watch television on their computer screen.

The Company offers three types of digital TV receivers. Our WinTV® digital receivers can receive digital TV transmissions and display the digital TV show in a re-sizeable window on a user's PC screen. Our Digital Entertainment Center products ("DEC") allow users to receive digital TV broadcasts and display the digital TV on either a TV set or a PC screen. Our MediaMVP™ product was designed to allow PC users to play digital media such as digital music, digital pictures and digital videos on a TV set via a home network.

Our products are either sold, or can be sold, by the same retailers and distributors in our marketing channel. We also sell product directly to OEM customers. The Company evaluates its product lines under the functional categories of analog and digital products. Sales by functional category are as follows:

| | Years ended September 30, | | |
|---|---|---|---|
| **Product line sales** | **2004** | **2003** | **2002** |
| Analog sales | $ 52,318,465 | $ 38,219,898 | $ 34,526,717 |
| Digital sales | 13,021,118 | 12,736,136 | 8,270,009 |
| | $ 65,339,583 | $ 50,956,034 | $ 42,796,726 |

Net long lived assets located in the United States, Europe and Asia locations were approximately 70%, 25% and 5% of total net long lived assets, respectively, at September 30, 2004, and 70%, 26% and 4% , respectively , at September 30, 2003.

### *Use of Estimates*

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

### *Cash and Cash Equivalents*

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

### *Concentrations of Credit Risk*

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. At times such cash in banks are in excess of the FDIC insurance limit. Concentration of credit risk with respect to accounts receivable exists because the Company operates in one industry (also see Note 8). Although the Company operates in one industry segment, it does not believe that it has a material concentration of credit risk either from an individual counter party or a group of counter parties, due to the large and diverse user group for its products. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances to cover potential or anticipated losses for uncollectible amounts.

### *Shipping and Handling Costs*

The Company records all shipping and handling charges in Cost of Sales.

### *Revenue Recognition*

The Company sells through a sales channel which consist of retailers, OEMS and distributors. Our prices are fixed consistently over the entire sales channel. The majority of our customers are granted lines of credit. The product is shipped on account with the majority of customers given 30 day payment terms. Those customers deemed as large credit risks either pay in advance or issue us a letter of credit.

The Company requires the customer to submit a purchase order to the Company. The price of the product and payment terms are fixed per the terms of the purchase order. Upon shipment of the order to the customer, the title to the goods is passed to the customer. The customer is legally obligated to pay for the order within the payment terms stated on the customer's purchase order. The obligation to insure the boards and the cost of any pilferage while in the customer's possession is the responsibility of the customer. The products we sell are analog or digital computer boards that are stocked on the shelves of retailers, and are subject to the normal consumer traffic that retail stores attract. Aside from normal store promotions such as advertisements in the store's circular, the Company has no further obligation to assist in the resale of the products.

The Company offers it customers a right of return, but does not offer stock balancing. Our accounting complies with SFAS 48 as typically at the end of every quarter, the Company, based on historical data, evaluates its sales reserve level based on the previous six months sales. Due to seasonal nature of our business coupled with the changing economic environment, management exercises some judgement with regard to the historical data to arrive at the reserve.

### *Warranty Policy*

The Company warrants that its products are free from defects in material and workmanship for a period of one year from the date of initial retail purchase. The warranty does not cover any losses or damage that occur as a result of improper installation, misuse or neglect and repair or modification by anyone other than the Company or its authorized repair agent. The Company accrues anticipated warranty costs based upon historical percentages of items returned for repair within one year of the initial sale. The Company's repair rate of product under warranty has been minimal and the warranty reserve has not been material.

### *Inventories*

Inventories are valued at the lower of cost (principally average cost) or market. A reserve has been provided to reduce obsolete and/or excess inventory to its net realizable value.

### *Property, Plant and Equipment*

Depreciation of office equipment and machinery and amortization of leasehold improvements is provided for using both accelerated and straight line methods over the estimated useful lives of the related assets as follows:

Office Equipment and Machinery: 5 to 7 years
Leasehold improvements: Asset life or lease term, whichever is shorter

### *Income taxes*

The Company follows the liability method of accounting for income taxes. Deferred income taxes are recorded to reflect the temporary differences in the tax bases of the assets or liabilities and their reported amounts in the financial statements.

### *Long-Lived Assets*

Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

### *Research and Development*

Expenditures for research and development are charged to expense as incurred.

### *Foreign Currency Translations and Transactions*

The Company's Asian subsidiary reports its financial position and results of operations in the reporting currency of the Company.

The financial position and results of operations of the Company's European subsidiaries are determined using Euros as the functional currency. Certain assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year end. Euro-denominated income statement accounts that pertain to sales are translated at the average monthly forward exchange contract rate. Currencies other than Euros (primarily British Pound Sterling) and Euro accounts other than sales are translated at the average prevailing exchange rate during the year. Translation adjustments arising from the translation to U.S. dollars at differing exchange rates are included in the accumulated other comprehensive income (loss) account in stockholders' equity. Gains and losses resulting from transactions that are denominated in currencies other than Euros are included in earnings as a component of other income. During the years ended September 30, 2004 and 2003, the Company recorded on the balance sheet translation gains of $370,727 and $708,028, respectively, under other comprehensive income (loss) in stockholders' equity section.

### Derivatives and Hedging Activities

For each of the past three fiscal years, over 60 % of the Company's sales were generated by our European subsidiary and were:

- Invoiced in local currency-primarily the Euro
- Collected in local currency-primarily the Euro

On the supply side, since we predominantly deal with North American and Asian suppliers and contract manufacturers, approximately 75% of our inventory required to support our European sales are purchased and paid in U.S. Dollars.

The combination of sales billed in Euros supported by inventory purchased in U.S. dollars results in an absence of a natural local currency hedge. Consequently, our financial results are subject to market risks resulting from the fluctuations in the Euro to U.S. Dollar exchange rates.

We attempt to reduce these risks by entering into foreign exchange forward contracts with financial institutions. The purpose of these forward contracts is to hedge the foreign currency market exposures underlying the U.S. Dollar denominated inventory purchases required to support our European sales.

We do not try to hedge against all possible foreign currency exposures because of the inherent difficulty in estimating the volatility of the Euro, the contracts we procure are specifically entered into to as a hedge against forecasted or existing foreign currency exposure. We do not enter into contracts for speculative purposes. Although we maintain these programs to reduce the short term impact of changes in currency exchange rates, long term strengthening or weakening of the U.S. dollar against the Euro impacts our sales, our gross profit, operating income and retained earnings. Factors that could impact the effectiveness of our hedging program are:

- volatility of the currency markets
- availability of hedging instruments
- accuracy of our inventory forecasts

Additionally, there is the risk that foreign exchange fluctuations will make our products less competitive in foreign markets, which would substantially reduce our sales.

As of September 30, 2004, we had foreign currency contracts outstanding of approximately $5,236,000 against the delivery of the Euro. The contracts expire through March 2005. Our accounting policies for these instruments designate such instruments as cash flow hedging transactions. We do not enter into such contracts for speculative purposes. We record all derivative gains and losses on the balance sheet as a component of stockholders' equity under the caption "Accumulated other comprehensive income (loss)". The Company recorded a deferred gain of $135,192 for the twelve months ended September 30, 2004. As of September 30, 2004, a deferred loss of $99,399, reflecting the cumulative mark to market loss of our derivatives, was recorded on our balance sheet as a component of accumulated other comprehensive income in our equity section.

We use the average monthly forward contract exchange rate to translate our Euro denominated sales into our U.S. dollar reporting currency. For the twelve month period ending September 30, 2004, the use of the monthly average spot rate instead of the average monthly forward contract exchange rate to value Euro denominated sales would have resulted in an increase in sales of $909,326. This sales increase is related to our contracts that closed during these periods and the changes in the fair value of our derivative contracts. For the twelve month period ending September 30, 2003, the use of the monthly average spot rate instead of the average monthly forward contract exchange rate to value Euro denominated sales would have resulted in a sales increase of $1,895,000.

### Fair Value of Financial Instruments

The carrying amounts of certain financial instruments, including cash, receivables and accounts payable, approximate fair value as of September 30, 2004 and 2003 because of the relatively short term maturity of these instruments.

### Net income (loss) per share

Basic net income (loss) per share includes no dilution and is computed by dividing net income (loss) by the weighted average number of Common Stock outstanding for the period. Diluted net income (loss) per share reflect, in periods in which they have a dilutive effect, the dilution which would occur upon the exercise of stock options. A reconciliation of the shares used in calculating basic and diluted earnings (loss) per share follows:

| | Years ended September 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Weighted average common stock outstanding-basic | 8,999,266 | 8,867,309 | 8,887,107 |
| Common stock equivalents-stock options | 668,957 | - | 115,043 |
| Weighted average shares outstanding-diluted | 9,668,223 | 8,867,309 | 9,002,150 |

Options to purchase 123,701, 1,896,101 and 825,322 shares of Common Stock at prices ranging $5.25 to $10.06, $1.05 to $10.06 and 2.07 to $10.06, respectively, were outstanding as of September 30, 2004, 2003 and 2002, but were not included in the computation of diluted net income (loss) per share of Common Stock because they were anti-dilutive.

***Stock Based Compensation***

The Company accounts for its stock option awards under the intrinsic value based method of accounting as prescribed by APB Opinion Number 25, "Accounting for Stock Issued to Employees". Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company discloses the pro forma impact on net income and earnings per share as if the fair value based method had been applied as required by SFAS No. 123, "Accounting for Stock Based Compensation".

***Stock Based Compensation***

SFAS Statement 123 "Accounting for Stock Based Compensation," ("SFAS 123") requires the Company to provide pro forma information regarding net income or (loss) and net income or (loss) per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS123. The fair value for these options was estimated at the date of grant using a

Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003 and 2002: risk free interest rates of 4.25%, 3.25% and 3.25%, volatility factor of the expected market price of the Company's stock of 35%, 40% and 40% and expected lives of either five or ten years. The weighted average fair value ranges of options granted in 2004, 2003 and 2002 were $1.15 to $1.39, $0.43 to $1.22 and $0.42, respectively.

Under the accounting provisions of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

| | Years ended September 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Net (loss) income as reported | $ 1,825,148 | $ (814,032) | $ 347,522 |
| Deduct: Total stock-based employee compensation expense | | | |
| Determined under fair value method, net of related taxes | (35,696) | (99,154) | (79,461) |
| Pro forma net income (loss) | $ 1,789,452 | $ (913,186) | $ 268,061 |
| Net income (loss) per share - as reported: | | | |
| Basic | $ 0.20 | $ (0.09) | $ 0.04 |
| Diluted | $ 0.19 | $ (0.09) | $ 0.04 |
| Net income (loss) per share - pro forma: | | | |
| Basic | $ 0.20 | $ (0.10) | $ 0.03 |
| Diluted | $ 0.19 | $ (0.10) | $ 0.03 |

Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (" SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures three classes of freestanding financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not entered into any financial instruments within the scope of SFAS 150 since May 31, 2003, nor does it currently hold any significant financial instruments within its scope.

## 2. Accounts receivable

Receivables consist of:

- Trade receivables from sales to customers
- Receivables pertaining to component parts purchased from us by our contract manufacturer, which are excluded from sales
- General services tax (GST) and value added tax (VAT) reclaimable on goods purchased by our Singapore and Ireland locations
- Allowances, consisting of sales and bad debt
- Income tax receivables
- Other minor non trade receivables

Attached below is a listing by category of our accounts receivable as of September 30, 2004 and 2003.

| | September 30, | |
|---|---|---|
| | 2004 | 2003 |
| Trade receivables | $ 9,584,650 | $ 7,435,539 |
| Receivable from contract manufacturers | 6,568,968 | 4,134,456 |
| GST and VAT taxes receivables | 575,750 | 289,700 |
| Income tax receivables | - | 175,000 |
| Allowances | (3,254,940) | (2,887,184) |
| Other | 119,479 | 35,247 |
| | $ 13,593,907 | $ 9,182,758 |

## 3. Inventories

Inventories consist of the following:

| | September 30, | |
|---|---|---|
| | 2003 | 2003 |
| Component Parts | $ 3,522,974 | $ 1,446,670 |
| Finished Goods | 4,954,280 | 4,027,704 |
| | $ 8,477,254 | $ 5,474,374 |

## 4. Property, Plant and Equipment

The following is a summary of property, plant and equipment:

| | September 30, | |
|---|---|---|
| | 2004 | 2003 |
| Office Equipment and Machinery | $ 2,304,899 | $ 2,095,268 |
| Leasehold Improvements | 78,479 | 77,916 |
| | 2,383,378 | 2,173,184 |
| Less: Accumulated depreciation and amortization | (1,894,008) | (1,640,668) |
| | $ 489,370 | $ 532,516 |

Depreciation and amortization expense totaled $ 242,486, $ 274,784 and $ 302,401 for the total years ended September 30, 2004, 2003 and 2002, respectively.

## 5. Income Taxes

The Company's income tax provision consists of the following:

| | Years ended September 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Current tax expense: | | | |
| State income taxes | $ 15,000 | $ - | $ - |
| Foreign income taxes | 134,497 | 108,465 | 69,000 |
| Adjustment of prior year estimated income taxes | - | 198,425 | - |
| Total current | 149,497 | 306,890 | 69,000 |
| Deferred tax expense | | | |
| Federal | - | - | - |
| State | - | - | - |
| Total deferred | - | - | - |
| Total taxes on income | $ 149,497 | $ 306,890 | $ 69,000 |

Components of deferred taxes are as follows:

| | Years ended September 30, | |
|---|---|---|
| | 2004 | 2003 |
| Deferred tax assets: | | |
| Net operating loss carry forwards | $ 3,210,460 | $ 2,554,807 |
| Tax credit carry forward | 407,971 | 407,971 |
| Inventory allowances | 588,650 | 1,061,750 |
| Warranty reserve | 9,158 | 9,158 |
| Allowance for doubtful accounts | 86,353 | 76,853 |
| Deferred rent payments | (9,001) | 5,344 |
| Capitalized inventory costs | 32,185 | 16,130 |
| Sales return reserve | 411,426 | 289,826 |
| Goodwill amortization | 217,456 | 239,926 |
| Other allowances | 41,528 | (1,637) |
| Total deferred assets | 4,996,186 | 4,660,128 |
| Valuation allowance | (4,996,186) | (4,660,128) |
| Net deferred assets | $ - | $ - |

As of September 30, 2004, the Company had $125,295 of restricted net operating losses, (which expire in the years through 2010) and $8,323,284 of unrestricted net operating losses (which expire between 2010 and 2014) available to offset future taxable income. In addition, as of September 30, 2004, the Company has a tax credit carry forward for research and development expenses totaling $408,000.

For the last five fiscal years, the Company's domestic operation has incurred losses. The Company analyzed the future realization of the deferred tax asset as of September 30, 2004 and it concluded that under the present circumstances, it would be appropriate for the Company to record a valuation allowance against the deferred tax asset and reduce certain income tax liabilities. As of September 30, 2004, the Company has recorded a full valuation allowance of $4,996,186 against the deferred tax asset.

No provision has been made for income taxes on substantially all of the undistributed earnings of the Company's foreign subsidiaries of approximately $2,115,000 at September 30, 2004 as the Company intends to indefinitely reinvest such earnings.

The difference between the actual income tax provision (benefit) and the tax provision (benefit) computed by applying the Federal statutory income tax rate of 34% to the income before income tax is attributable to the following:

| | Years ended September 30, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Income tax (benefit) at federal statutory rate | $ 671,379 | $ (172,428) | $ 141,617 |
| Increase in deferred income tax valuation allowance | 336,058 | 981,095 | - |
| Change in estimate of prior year income taxes | 160,540 | 198,425 | - |
| Permanent differences-life insurance | 20,400 | 3,400 | - |
| Permanent differences-other | 31,068 | 5,100 | - |
| State income taxes, (benefit) net of federal benefit | (34,168) | (104,273) | - |
| Foreign earnings taxed at rates other than the federal statutory rate | (1,035,780) | (605,429) | (72,617) |
| Other | - | 1,000 | - |
| Taxes on income | $ 149,497 | $ 306,890 | $ 69,000 |

Effective October 1, 1999, the Company restructured its foreign operations. The result of the restructuring eliminated the foreign sales corporation and established a new Luxembourg corporation which functions as the entity which services the Company's European customers. The new structure created separate domestic and foreign tax entities, with the new Luxembourg entity paying a royalty fee to the Company's domestic operation for use of the Hauppauge name.

For the years ended September 30, 2004, 2003 and 2002 the Company's domestic operation incurred a pretax loss, net of royalty fees charged to our European subsidiary of $1,467,346, $2,606,829 and $2,623,414 respectively, and the Company's international operations had pretax net income, net of royalty fees paid to the U.S. subsidiary of $3,441,991, $2,099,687 and $3,039,936, respectively.

## 6. Stockholders' Equity

### *a. Treasury Stock*

On November 8, 1996, the Company approved a stock repurchase program. The program, as amended, authorizes the Company to repurchase up to 850,000 shares of its own Common Stock. The repurchased shares will be used by the Company for certain employee benefit programs. As of September 30, 2004 and 2003, 567,067 and 542,067 treasury shares with an accumulated cost of $1,584,313 and $ 1,497,216 and average prices of $ 2.79 and $2.76 were held by the Company as treasury shares.

### *b. Stock Compensation Plans*

In August 1994, the Company adopted an Incentive Stock Option Plan ("ISO"), as defined in section 422(A) of the Internal Revenue Code. Pursuant to the ISO, up to 400,000 options may be granted for up to ten years with exercise prices at the fair market value of the Common Stock at the date of the grant, subject to adjustment as provided in the plan. As of September 30, 2004, 2003 and 2002, 77,900, 118,500 and 118,500 options were outstanding, respectively, ranging in prices from $1.35 to $2.55.

On December 14, 1995, the Board of Directors authorized the adoption of the 1996 Non-Qualified Stock Option Plan (the "1996 Non-Qualified Plan") which was approved by the Company's stockholders on March 5, 1996. The 1996 Non-Qualified Plan authorizes the grant of 500,000 shares of Common Stock, subject to adjustment as provided in the plan. The plan terminates on March 5, 2006. This plan does not qualify for treatment as an incentive stock option plan under the Internal Revenue Code. There are various tax benefits which could accrue to the Company upon exercise of non-qualified stock options that may not be available to the Company upon exercise of qualified incentive stock options. The purpose of the plan is to provide the Company greater flexibility in rewarding key employees, consultants, and other entities without burdening the Company's cash resources. As of September 30, 2004, 2003 and 2002, 325,975, 346,479 and 235,404 options ranging in prices from $1.08 to $10 were outstanding under the 1996 Non-Qualified Plan.

On December 17, 1997 the Company's Board of Directors adopted and authorized a new incentive stock option plan ("1997 ISO") pursuant to section 422A of the Internal Revenue Code. This plan was approved by the Company's stockholders at its March 12, 1998 annual stockholders' meeting. The 1997 ISO plan as adopted authorizes the grant of up to 700,000 shares of Common Stock, subject to adjustment as provided in the plan. This plan terminates on December 16, 2007. The options terms may not exceed ten years. Options cannot be granted at less than 100% of the market value at the time of grant. Options granted to employees who own more than 10% of the Company's outstanding common stock cannot be granted at less than 110% of the market value at the time of grant. As of September 30, 2004, 2003 and 2002, 514,102, 634,122 and 545,822 options were outstanding with exercise prices from $1.08 to $10.06.

The Company's Board of Directors on May 9, 2000 adopted the 2000 Performance and Equity Incentive Plan (the "2000 Plan"). This plan was approved by the stockholders at its July 18, 2000 annual stockholders' meeting. The purpose of the 2000 Plan is to attract, retain and motivate key employees, directors and non-employee consultants.

The 2000 Plan as adopted reserves 500,000 shares of Common Stock to be issued pursuant to stock options grants or other awards, subject to adjustment for any merger, reorganization, consolidation, recapitalization, stock dividend, stock split or any other changes on corporate structure affecting the common stock. This plan is to be administered by the Board of Directors. Grants of awards to non-employee directors require the approval of the Board of Directors.

The 2000 plan allows the granting of options as either incentive stock options or non-qualified options. Non-employee directors and non-employee consultants may only be granted Non-Qualified Stock Options. Incentive stock options are priced at the market value at the time of grant and shall be exercisable no more than ten years after the date of the grant. Incentive stock options granted to employees who own 10% or more of the Company's combined voting power cannot be granted at less than 110% of the market value at the time of grant. Non-qualified options shall be granted at a price determined by the Board of Directors, or a committee thereof, and shall be exercisable no more than 10 years and one month after the grant. The aggregate fair market value of shares subject to an incentive stock option granted to an optionee in any calendar year shall not exceed $100,000.

As of September 30, 2004, 2003 and 2002, 444,617, 497,000 and 335,100 options were outstanding from this plan ranging in prices from $1.05 to $5.78.

The Company's Board of Directors on May 16, 2003 adopted the 2003 Performance and Equity Incentive Plan (the "2003 Plan"). This plan was approved by the stockholders at its September 22, 2003 annual stockholders' meeting. The purpose of the 2003 Plan is to provide equity ownership opportunities and performance based incentives to attract and retain the services of key employees, Directors and non-employee consultants of the Company and to motivate such individuals to put forth maximum efforts on behalf of the Company.

The 2003 Plan as adopted reserves up to 500,000 shares of Common Stock to be issued pursuant to stock options grants or other awards, subject to adjustment for any merger, reorganization, consolidation, recapitalization, stock dividend, stock split or any other changes on corporate structure affecting the common stock. All of the Common Stock which may be awarded under the 2003 Plan may be subject to delivery through Incentive Stock Option Plans. The 2003 Plan will be administered by the Board of Directors or a Committee thereof composed of two or more members who are non-employee Directors (the "Committee"). Grants of awards under the 2003 Plan to non-employee Directors require the approval of the Board of Directors.

The Board or the Committee may amend, suspend or discontinue the 2003 Plan or any portion thereof at any time, but no amendment, suspension or discontinuation shall be made which would impair the right of any holder without the holder's consent. Subject to the foregoing, the Board or the Committee has the authority to amend the 2003 Plan to take into account changes in law and tax and accounting rules, as well as other developments. The Board or the Committee may institute loan programs to assist participants in financing the exercise of options through full recourse interest bearing notes not to exceed the cash consideration plus all applicable taxes in connection with the acquisition of shares.

This plan allows the granting of options as either incentive stock options or non-qualified options. Non-employee directors and non-employee consultants may only be granted Non-Qualified Stock Options. Incentive stock options are priced at the market value at the time of grant and shall be exercisable no more than ten years after the date of the grant. Incentive stock options granted to employees who own 10% or more of the Company's combined voting power cannot be granted at less than 110% of the market value at the time of grant. Non-qualified options shall be granted at a price determined by the Board of Directors and shall be exercisable no more than 10 years and one month after the grant. The aggregate fair market value of shares subject to an incentive stock option granted to an optionee in any calendar year shall not exceed $100,000. As of September 30, 2004, 125,750 are outstanding from this plan ranging in prices from $3.02 to $ 3.64. There were no options outstanding as of September 30, 2003.

The Board or the Committee may grant options with a reload feature. A reload feature shall only apply when the option price is paid by delivery of Common Stock held by the optionee for at least 12 months. The agreement for options containing the reload feature shall provide that the option holder shall receive, contemporaneously with the payment of the option price in Common Stock, a reload stock option to purchase the number of Common Stock equal to the number of Common Stock used to exercise the option, and, to the extent authorized by the Board or the Committee, the number of Common Stock used to satisfy any tax withholding requirement incident to the underlying Stock Option. The exercise price of the reload options shall be equal to the fair market value of the Common Stock on the date of grant of the reload option and each reload option shall be fully exercisable six months from the effective date of the grant of such reload option. The term of the reload option shall be equal to the remaining term of the option which gave rise to the reload option. No additional reload options shall be granted to optionees when Stock Options are exercised following the termination of the optionee's employment. Subject to the foregoing, the terms of the 2003 Plan applicable to the option shall be equally applicable to the reload option.

Stock Appreciation Rights may be granted in conjunction with all or part of any stock option granted under the 2003 Plan or independent of a stock option grant. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined by the Board or the Committee. Upon the exercise of a Stock Appreciation Right, a holder shall be entitled to receive an amount in cash, Common Stock, or both, equal in value to the excess of the fair market value over the option exercise price per Common Stock

Shares of Restricted Stock may also be issued either alone or in addition to other amounts granted under the 2003 Plan. The Board or the Committee shall determine the officers, key employees and non-employee consultants to whom and the time or times at which grants of Restricted Stock will be made, the number of shares to be awarded, the time or times within which such awards may be subject to forfeiture and any other terms and conditions of the award.

Long term performance awards (or "Award) may be awarded either alone or in addition to other awards granted under the 2003 Plan. The Board or the Committee shall determine the nature, length, and starting date of the performance period which shall generally be at least two years. The maximum award for any individual with respect to any one year of any applicable performance period shall be 100,000 Common Stock.

Upon a Change in Control as defined in the 2003 Plan, but only to the extent determined by the Board or the Committee, stock options, stock appreciation rights and Long term performance awards (the "Award") will vest, provided that no award granted to an employee of the Company shall vest or be exercisable unless the employee's employment is terminated within 24 months from the date of the Change in Control, (as defined in the 2003 Plan)unless the employee is terminated for Cause, as defined in the 2003 Plan or if the employee resigns his employment without Good Reason, as defined in the 2003 Plan. Otherwise, the Award shall not vest and be exercisable upon a Change in Control, unless otherwise determined. The employee shall have 30 days from after his employment is terminated due to a Change in Control to exercise all unexercised Awards. However, in the event of the death or disability of the employee, all unexercised Awards must be exercised within twelve (12) months after the death or disability of the employee.

The Company's Board of Directors on May 9, 2000 adopted the Employee Stock Purchase Plan. This plan was approved by the stockholders at its July 18, 2000 annual stockholders' meeting. This plan is intended to provide the Company's full- time employees an opportunity to purchase an ownership interest in the Company through the purchase of Common Stock. The Company has reserved 100,000 Common Stock for issuance under the plan. This plan is to be administered by the Board of Directors. Employees who have completed six months of employment and who work more than 20 hours per week for more than five months in the year are eligible to participate in the plan. The employee may elect to payroll deductions up to 10% per pay period. The purchase price shall either be the lower of 85% of the closing price on the offering commencement date or the offering termination date. No employee will be granted an option to purchase Common Stock if such employee would own shares or holds options to purchase shares which would cause the employee to own more than 5% of the combined voting power of all classes of stock. Non-employees are not eligible to participate. This plan terminates on December 31, 2003. The maximum number of shares that may be issued in any quarterly offering is 10,000, plus un-issued shares from prior offerings whether offered or not. At our September 6, 2002 stockholders' meeting, our stockholders' approved an increase in shares reserved under this plan to 180,000, and extended the plan termination date to December 31, 2004. At our September 27, 2004 stockholders' meeting, our stockholders' approved an increase in shares reserved under this plan to 260,000, and extended the plan termination date to December 31, 2006. As of September 30, 2004 and 2003, 97,695 and 87,298 Common Stock were purchased under this plan.

A summary of the status of the Company's fixed options plans as of September 30, 2004, 2003 and 2002 and changes during the years ending those dates is presented below:

| | ISO | Weighted Average Exercise Price | Non Qualified | Weighted Average Exercise Price |
|---|---|---|---|---|
| Balance at September 30, 2001 | 1,018,522 | $ 3.02 | 688,804 | $ 2.80 |
| Granted | 123,000 | 1.36 | - | - |
| Exercised | - | - | - | - |
| Forfeited | (142,100) | 3.21 | (273,400) | 1.81 |
| Balance at September 30, 2002 | 999,422 | $ 2.79 | 415,404 | $ 3.45 |
| Granted | 272,600 | 1.08 | 111,075 | 2.50 |
| Exercised | (3,000) | 1.16 | - | - |
| Forfeited | (19,400) | 1.22 | - | 1.81 |
| Balance at September 30, 2003 | 1,249,622 | $ 2.45 | 526,479 | $ 3.25 |
| Granted | 131,750 | 3.39 | - | - |
| Exercised | (163,503) | 2.14 | (165,250) | 1.63 |
| Forfeited | (55,500) | 3.01 | (15,254) | 2.82 |
| Balance at September 30, 2004 | 1,162,369 | $ 2.56 | 345,975 | $ 4.04 |
| Options exercisable at September 30, 2004 | 836,216 | $ 2.84 | 288,976 | $ 4.11 |

The following table summarizes information about stock options outstanding at September 30, 2004:

| Options Outstanding Range of Exercise Prices | Number Outstanding | Weighted Avergae Remaining Contractual Life | Weighted Average Exercise Price | Options Outstanding Number Exersisable | Weighted Average Exercise Price |
|---|---|---|---|---|---|
| $ 1.35 | 26,000 | 0.2 years | $ 1.35 | 26,000 | $ 1.35 |
| 1.50 | 30,000 | 1.4 | 1.50 | 30,000 | 1.50 |
| 1.58 | 20,000 | 1.3 | 1.58 | 20,000 | 1.58 |
| 1.87 | 20,400 | 0.2 | 1.87 | 20,400 | 1.87 |
| 2.07 | 9,000 | 0.5 | 2.07 | 9,000 | 2.07 |
| 2.54 | 70,000 | 0.2 | 2.54 | 68,000 | 2.55 |
| 2.32 | 60,000 | 3.3 | 2.32 | 60,000 | 2.32 |
| 2.25 | 89,600 | 0.2 | 2.25 | 89,600 | 2.25 |
| 3.87 | 10,000 | 0.3 | 3.87 | 10,000 | 3.87 |
| 10.00 | 50,000 | 0.8 | 10.00 | 50,000 | 10.00 |
| 3.94 | 193,602 | 0.5 | 3.94 | 193,602 | 3.94 |
| 2.82 | 60,000 | 0.2 | 2.82 | 60,000 | 2.82 |
| 8.75 | 20,000 | 0.7 | 8.75 | 20,000 | 8.75 |
| 10.06 | 10,000 | 0.3 | 10.06 | 8,000 | 10.06 |
| 5.25 | 57,900 | 0.8 | 5.25 | 49,820 | 5.25 |
| 5.78 | 34,600 | 0.8 | 5.78 | 27,680 | 5.78 |
| 3.48-3.99 | 37,500 | 1.1 | 3.99 | 37,500 | 3.99 |
| 1.38 | 125,217 | 2.3 | 1.38 | 75,129 | 1.38 |
| 2.06 | 3,000 | 3.2 | 2.06 | - | 2.06 |
| 1.05 | 65,000 | 3.6 | 1.05 | 32,500 | 1.05 |
| 1.81 | 50,000 | 2.0 | 1.81 | 25,000 | 1.81 |
| 3.05 | 75,000 | 3.7 | 3.05 | 35,000 | 3.05 |
| 1.08 | 265,775 | 4.0 | 1.08 | 132,961 | 1.08 |
| 3.02-3.64 | 125,750 | 4.8 | 327 | 45,000 | 3.27 |
| | 1,508,344 | | | 1,125,192 | |

***c. Stockholders' Rights Agreements***

On July 19, 2001, the Company's Board of Directors adopted a stockholder rights plan, as set forth in the Rights Agreement, dated as of July 20, 2001 (the "Rights Agreement") between the Company and North American Transfer Company as Rights Agent. Pursuant to the Rights Agreement, one Right will be issued for each share of common stock, par value $0.01 per share, of the Company ("Common Stock") outstanding as of August 5, 2001. Each of the Rights will entitle the registered holder to purchase from the Company one share of Common Stock at a price of $11.00 per share, subject to adjustment. The Rights generally will not become exercisable unless and until, among other things, any person acquires 10% to 12% or more of the outstanding Common Stock or makes a tender offer to acquire 10% or more of the outstanding Common Stock. The 10% threshold will not be applicable to institutional investors who stay below a 20% ownership level and who report their ownership on a Schedule 13G under the Securities Exchange Act of 1934. In addition, stockholders of more than 10% of the Common Stock as a of July 19, 2001 will be grandfathered at a their current level plus 1% unless they later fall below the 10% threshold. The Rights are redeemable under certain circumstances at $0.001 per Right and will expire, unless earlier redeemed or extended, on July 19, 2011.

**7. Significant Customer Information**

For the years ended September 30, 2004 the Company has one customer that accounts for a about 12% of our net sales. For the year ended September 30 2003, the Company had no single customer who accounted for more than 10% of net sales. As of September 30, 2004 and 2003, the Company had seventeen and fourteen customers who accounted for 84% and 74% , respectively of the net accounts receivable.

### 8. Related Party Transactions

We occupy a facility located in Hauppauge New York and use it for executive offices and for the testing, storage and shipping of our products. In February 1990, Hauppauge Computer Works, Inc., a wholly-owned subsidiary of ours ("HCW"), entered into a lease (the "1990 Lease"), with Ladokk Realty Co., a real estate partnership which is principally owned by Kenneth Plotkin, our Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer and Vice President of Marketing and the holder of approximately 9.4% of our Common Shares as of September 30, 2004, Dorothy Plotkin, the wife of Kenneth Plotkin, holder of approximately 6.1% of our Common Shares as of September 30, 2004 and Laura Aupperle, believed by us to be the holder of approximately 12.8% of our Common Shares, including Common Shares attributed to the Estate of Kenneth R. Aupperle. Ladokk Realty Co., LLC is the successor to Ladokk Realty Co. As of February 2004, the 1990 Lease provided for annual rent of approximately $454,000, payable monthly, and subject to 5% annual increases effective February 1st of each year. We were also obligated to pay real estate taxes and operating costs of maintaining the premises subject to the 1990 Lease. Until February 17, 2004, the premises subject to such lease were subject to two mortgages guaranteed by us.

On February 17, 2004, HCW and Ladokk terminated the 1990 Lease and HCW entered into a new lease agreement with Ladokk Realty Co., LLC (the "2004 Lease"). The 2004 Lease term is for five years and terminates on February 16, 2009. The annual rent under the 2004 Lease is $360,000, payable monthly. We are also obligated to pay real estate taxes and operating costs of maintaining the premises subject to such lease. Concurrently with the new lease, Ladokk completed a refinancing of its mortgages, and the new lender did not require us to sign a guarantee. Accordingly, we no longer guarantee the landlord's mortgages.

On December 17, 1996 the Board of Directors approved the issuance of warrants to LADOKK in consideration of Ladokk's agreement to cancel the last three years of the Company's lease and to grant an option to the Company to extend the lease for three years. The Stock Option Committee authorized the grant of a warrant to LADOKK to acquire 120,000 Common Shares at an exercise price of $1.906, which warrant is exercisable for a term of ten years. The market price of the option equaled the exercise price at the date of the grant. The effect of imputing the fair value of the options granted was immaterial. The options were still outstanding as of September 30, 2004.

The Company had amounts payable to this related party for unpaid rent of $288,667 and $302,128 as of September 30, 2004 and 2003, respectively

Minimum annual lease payments to related parties and unrelated third parties are as follows:

| Year September 30, | |
|---|---|
| 2005 | 537,058 |
| 2006 | 436,541 |
| 2007 | 360,000 |
| 2008 | 360,000 |
| 2009 | 45,000 |
| Total | $ 1,738,599 |

Rent expense to related parties and non related third parties totaled approximately $581,000, $622,000 and $619,000 for the years ended September 30, 2004, 2003 and 2002 respectively. The Company pays the real estate taxes and it is responsible for normal building maintenance.

### 9. Commitments and Contingencies

#### *a. Litigation*

#### Arbitration Proceeding

We were involved in arbitration proceedings before the American Arbitration Association, which had been brought against the Company by the estate of the late Mr. Kenneth Aupperle, one of the Company's founders and former President ("Estate"). The Estate was claiming property rights and interest in the Company, certain amounts due and owing to the Estate based on various corporate agreements with Mr. Aupperle and certain insurance policies, which amounts were claimed to be not less than $2,500,000. On April 19, 2004, the arbitration panel awarded the Estate a total of $206,250. No other fees or expenses were awarded. The Company accrued a charge of $206,250 in the second quarter of fiscal year 2004 to cover the award. The award was paid in May 2004.

#### Litigation Proceeding

In March 2002, Polywell International, Inc. ("Polywell"), a supplier of cables to the Company, commenced an action seeking $339,520 in damages plus exemplary damages, attorney's fees, costs and interest with relation to certain unpaid invoices. The Company paid these invoices to the sales representative, who subsequently failed to forward the payments to Polywell. The Company had dealt with this sales representative over a number of years, who also represented himself as Polywell's payment and collection agent.

The case went to trial and was heard before a jury in the United States District Court in the Northern District of Texas, Dallas Division. Since the Company had dealt with the said sales representative for several years with respect to all purchasing and payment issues, the Company believed that paying the invoices to this sales representative was tantamount to paying Polywell. The jury however ruled in favor of Polywell and the court granted Polywell a judgment against the Company, awarding an amount of $339,520 to Polywell. In addition, the Company is obligated to pay Polywell's attorney's fees and interest.

The Company accrued a charge of $500,000 during the second fiscal quarter of fiscal 2004 to cover the award. Subsequent negotiation reduced the award to $427,000, and the Company paid the award in June 2004. The reduction in the final award has been reflected in our third quarter results.

In the normal course of business, the Company is party to various claims and/or litigation. To the best of its knowledge, management believes that there is currently no material litigation which, considered in the aggregate, that would have a material adverse effect on the Company's financial position and results of operations.

***b. Employment Contract***

As of January 10, 1998, after the expiration of a prior employment agreement with the Company, Kenneth Plotkin entered into an employment agreement (the "1998 Employment Agreement") with the Company to serve in certain offices of the Company. The 1998 Employment Agreement provided for a three-year term, which term automatically renews from year to year thereafter unless otherwise terminated by the Board of Directors or the executive. The 1998 Employment Agreement provided for an annual base salary of $125,000 during the first year, $150,000 during the second year, and $180,000 during the third year. For each Annual Period (as defined in the 1998 Employment Agreement) thereafter, the 1998 Employment Agreement provides that compensation shall be as mutually determined between the Company and the executive, but not less than that for the preceding Annual Period. In addition, the 1998 Employment Agreement provides for a bonus to be paid as follows: an amount equal to 2% of the Company's earnings, excluding earnings that are not from operations and before reduction for interest and income taxes ("EBIT"), for each fiscal year starting with the year ended September 30, 1998, provided that the Company's EBIT for the applicable fiscal year exceeds 120% of the prior fiscal year's EBIT, and if not, then 1% of the Company's EBIT. The determination of EBIT shall be made in accordance with the Company's audited filings with the Securities and Exchange Commission on its Form 10-KSB or Form 10-K. Pursuant to the 1998 Employment Agreement, on January 21, 1998, incentive stock options to acquire a total of 90,000 Common Shares each were granted to Mr. Plotkin, exercisable, beginning on January 21, 1999, in increments of 33 1/3% per year at $2.544 per share. Each increment of these options expires five (5) years after it first becomes exercisable. Also on January 21, 1998, pursuant to the 1998 Employment Agreement, non-qualified options to acquire a total of 60,000 Common Shares each were granted to Mr. Plotkin, exercisable immediately for a period of ten (10) years. These options expire as of January 20, 2008. Options granted under the 1998 Incentive Stock Option Plan shall become immediately vested and exercisable in the event of a Change in Control (as defined in the 1998 Incentive Stock Option Plan). The 1998 Employment Agreement further provides for disability benefits, the obligation of the Company to pay the premiums on a term life insurance policy or policies in the amount of $500,000 on the life of Mr. Plotkin owned by Mr. Plotkin or his spouse, or a trust for his respective benefit or for the benefit of his family, a car allowance of $500 per month, reasonable reimbursement for automobile expenses, and medical insurance as is standard for executives of the Company. The 1998 Employment Agreement further provides that the Company may apply for and own life insurance on the life of Mr. Plotkin for the benefit of the Company, in such amounts as the Board of Directors of the Company may from time to time determine. As set forth in the 1998 Employment Agreement, the Company shall pay the premiums as they become due on any such insurance policies, and all dividends and any cash value and proceeds on such insurance policies shall belong to the Company. In the event of a termination of employment associated with a Change in Control of the Company (as defined in the 1998 Employment Agreements), a one-time bonus shall be paid to the executive equal to three times the amount of the executive's average annual compensation (including salary, bonus and benefits, paid or accrued) received by him for the thirty-six month period preceding the date of the Change of Control.

As of May 1, 2002, Dean Cirielli entered into an Employment Agreement with the Company (the "Cirielli Employment Agreement"). The Cirielli Employment Agreement provides for a two-year term, unless terminated earlier by either Mr. Cirielli or the Company. The Cirielli Employment Agreement provides that Mr. Cirielli shall be paid an annual salary of $175,000 for the first year of the Cirielli Employment Agreement, with annual performance evaluations and upward adjustments as determined by the Compensation Committee of the Board of Directors, based on his performance. In addition, the Cirielli Employment Agreement provides that he shall also receive a yearly bonus totaling one percent of the operating income of the Company, provided that earnings are at least 120% of the prior fiscal year's earnings. Pursuant to the Cirielli Employment Agreement, Mr. Cirielli was granted an option to purchase 50,000 shares of Common Stock of the Company, on May 1, 2002 at an exercise price of $1.81 per share (for the purposes of the Company's 2000 Performance and Equity Incentive Plan, the fair market value of the Company's Common Stock as May 1, 2002) was $1.81 per share. Such options are exercisable to the extent of 12,500 shares on each of May 1, 2003, 2004, 2005 and 2006, with each installment being exercisable over a ten year period commencing on the date of grant of the options; and that such options are not intended to qualify as incentive stock options, as defined in section 422 of the Internal Revenue Code, as amended. All outstanding options as of the date such Change in Control (as defined in the Company's 2000 Performance and Equity Incentive Plan) shall become fully exercisable and vested, unless the terms of the award provide otherwise. Pursuant to the Cirielli Employment Agreement, the Company and Mr. Cirielli entered into a Relocation Package Agreement providing for, amongst other things, a relocation reimbursement of no more than $100,000. Such relocation reimbursement shall be paid as follows:

(i) 50% of the Relocation Costs (as defined in his Relocation Package Agreement) or $50,000 (whichever is the lower) on or before he physically and permanently relocates to Long Island, NY, such date to be the date of signing a definitive sale and purchase agreement to either sell his existing residence or buy a house in the Long Island area, NY, whichever is the earlier (the "Relocation Date"),
(ii) 25% of the Relocation Costs or $25,000 (whichever is the lower) on the first anniversary of the Relocation Date and
(iii) 25% of the Relocation Costs or $25,000 (whichever is the lower) on the second anniversary of the Relocation Date.

Effective September 3, 2004, Mr. Cirielli resigned from all offices and positions held with the Company.

***c. Forward Exchange Contracts***

Due to extensive sales to European customers denominated in local currencies (primarily the Euro and British Pound Sterling), the Company is a net receiver of currencies other than the U.S. dollar and as such, benefit from a weak dollar and are adversely affected by a strong dollar relative to the major worldwide currencies, especially the Euro and British Pound Sterling. Consequently, changes in exchange rates expose the Company to market risks resulting from the fluctuations in the foreign currency exchange rates to the U.S. dollar. The Company attempts to reduce these risks by entering into foreign exchange forward contracts with financial institutions to protect against currency exchange risks.

As of September 30, 2004, the Company has foreign currency forward contracts outstanding of $5,236,000 against delivery of the Euro. The contracts expire through March 2005.

## 10. Quarterly Information (Unaudited)

The following presents certain unaudited quarterly financial data:

| | (In thousands, except per share data) | | | |
|---|---|---|---|---|
| | Quarters ended 12/31/2003 | Quarters ended 3/31/2004 | Quarters ended 6/30/2004 | Quarters ended 9/30/2004 |
| Net Sales | $ 18,230 | $ 16,804 | $ 13,794 | $ 16,511 |
| Gross profit | 4,582 | 4,931 | 3,558 | 4,223 |
| Operating income | 1,051 | 557 | 190 | 169 |
| Net income | 993 | 544 | 169 | 119 |
| Net income per share: | | | | |
| Basic and diluted | $ 0.11 | $ 0.06 | $ 0.02 | $ 0.01 |

| | (In thousands, except per share data) | | | |
|---|---|---|---|---|
| | Quarters ended 12/31/2002 | Quarters ended 3/31/2003 | Quarters ended 6/30/2003 | Quarters ended 9/30/2003 |
| Net Sales | $ 15,520 | $ 13,919 | $ 10,011 | $ 11,506 |
| Gross Profit | 3,920 | 3,369 | 2,254 | 2,696 |
| Operating income (loss) | 721 | 197 | (872) | (604) |
| Net income (loss) | 656 | 261 | (855) | (876) |
| Net income (loss) per share: | | | | |
| Basic and diluted | $ 0.07 | $ 0.03 | $(0.10) | $ (0.09) |

Since the Company sells primarily to the consumer market, it has experienced certain revenue trends. The sales of the Company's products, which are primarily sold through distributors and retailers, have historically been stronger during the Company's first fiscal quarter (October to December), which due to the holiday season, is a strong quarter for computer equipment sales. In addition, the Company's international sales, mostly in the European market, were 66%, 68% and 73% of sales for the years ended September 30, 2004, 2003 and 2002, respectively. Due to this, the Company's sales for its fourth fiscal quarter (July to September) can be potentially impacted by the reduction of activity experienced with Europe during the July and August summer holiday period.

During the 4th quarter of the fiscal year ended September 30, 2003, the Company recorded the following adjustments:

- During the fiscal year ended September 30,2003, the Company adjusted the prior year provision for estimated income tax receivable and income tax payable, based in part upon the completion of a tax examination. The net result was a change of $198,425.

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**Executive Offices**

Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, New York 11788 U.S.A.

**Subsidiaries**

Hauppauge Computer Works, Inc.
HCW Distributing Corp.
Hauppauge Digital Europe, S.A.R.L.
Hauppauge Computer Works, S.A.R.L. (France)
Hauppauge Digital Asia Pte, Ltd. (Singapore)
Hauppauge Computer Works, Ltd. (Virgin Islands)
Hauppauge Computer Works, GmbH (Germany)
Hauppauge Computer Works, Ltd. (U.K.)
Hauppauge Digital Taiwan

**Transfer Agent**

North American Transfer Co.
147 West Merrick Road
Freeport, New York 11520

**General Counsel**

Certilman Balin Adler & Hyman, LLP
90 Merrick Rd.
East Meadow, NY 11554

**Auditors**

BDO Seidman, LLP
407 Broadhollow Rd.
Melville, NY 11747

**Common Stock**

NASDAQ National Market; symbol: HAUP

**Officers and Directors**

Kenneth Plotkin
Chairman of the Board, President and Chief Executive Officer

Gerald Tucciarone
Chief Financial Officer and Treasurer

John Casey
Vice-President of Technology

Bernard Herman
Director - Retired President of Okidata America

Steven J. Kuperschmid
Director and Secretary - Partner, Certilman Balin Adler & Hyman, LLP

Seymour G. Siegel
Director - Partner, Rothstein, Kass & Company

Neal Page
Director - President, Inlet Group

Christopher G. Payan
Director - Chief Executive Officer, Emerging Vision, Inc.

Robert S. Nadel
Director - President, Human Resources Spectrum, Inc.

**Annual Report on form 10-K available**

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for September 30, 2004 can be obtained from the Company without charge by writing to:

Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, New York 11788
Attention: Gerald Tucciarone

Hauppauge!®

**Hauppauge Digital Inc.**
91 Cabot Court
Hauppauge, NY 11788 USA
tel: 631.434.1600
fax: 631.434.3198
www.hauppauge.com